swn
Southwestern Energy®

NOTICE OF 2020

ANNUAL MEETING

OF SHAREHOLDERS

May 19, 2020 - 9:00 a.m.
Central Daylight Time

Contents

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Letter from the Chair



Dear Fellow Shareholders,

As we as a nation face unprecedented worries of the spread of the novel coronavirus, your Board and the Company's management are focused foremost on the health and safety of SWN's employees while also maintaining the health of SWN as an enterprise. Operational excellence, integrity, transparency and respect for the environment remain at the heart of SWN's culture, and we are committed to preserving and promoting these key values at this difficult time.

Risk Management and Oversight

While the current environment has only heightened the risks facing the enterprise, your Board proactively and regularly engages with management to carefully monitor a wide range of risks, including:

- Commodity prices and hedging
- Health, safety and environment
- Financial strength and flexibility
- Talent development, retention and compensation
- Cyber security
- Asset integrity
- Reserves and resource development
- Transportation and related commitments
- Third-party performance/exposure
- Regulatory matters and social license

The importance of proactive and effective commodity risk and balance sheet management was especially highlighted this past year, and SWN's current hedge position and financial flexibility should provide significant risk mitigation as we navigate this difficult time ahead.

Strategy Oversight

Strategy continues to be a constant topic for your Board and management. We approach these discussions through the lens of a shareholder with the objective of delivering returns on our investments in excess of SWN's cost of capital. The rate of change in our industry has risen considerably, and we expect that the future of the industry will look quite different from that of the past. As a board, this challenge demands an increased focus on strategic oversight and risk mitigation.

2019 Performance

SWN continued to deliver enhanced performance in 2019, and differentiates itself as a leader in responsible development, cost-efficient production and financial flexibility.

- SWN reduced well costs by 27% and extended lateral lengths to over 10,000 feet through operational execution and efficiencies, while enhancing well performance.
- The cost structure of the Company was further improved, with gross G&A and interest savings of $122 million, building on the savings realized in 2018.
- SWN's financial flexibility remained strong, with a year-end leverage ratio of 2.3x, $1.8 billion in liquidity and no material maturities until 2025.
- The Company continued strong environmental stewardship, being a pacesetter in methane emission reductions, achieving its fourth consecutive year of freshwater neutrality, being recognized by environmental groups as the leader in water-related disclosure and reaching a milestone of 11 billion gallons of freshwater returned to the environment.

Governance Best Practices and Board Composition

As described more fully in this proxy statement, your Board has in place leading governance practices. We regularly refresh the depth and breadth of our collective skills and experience set, with half of our directors having joined the Board in the past three years. Last summer, we added Denis Walsh, who brings a strong investor perspective based on years as a portfolio manager overseeing energy investments at two large institutional fund managers. Half of our directors are women or from non-traditional backgrounds for a U.S. company.

Your Board believes that continuous and effective performance evaluation is an essential component of good governance. On an annual basis, each director provides an evaluation of the processes and effectiveness of the full Board and the committees on which she or he sits. In addition, with the assistance of an outside firm, each director provides anonymous feedback on the performance of the other directors. We take this feedback into account in deciding committee structure, evaluating Board composition and determining whether directors should be renominated.

And finally, on behalf of the entire Board, let me say thank you. Thank you to everyone in the communities where SWN operates helping with the fight against COVID-19. Thank you to all of SWN's employees and contractors who remain dedicated to working safely and responsibly in keeping SWN's operations going through a very disruptive time. More than ever, this is a moment when we should define ourselves by our values and our culture.

Sincerely,

Catherine A. Kehr
Chairman of the Board

PROXY STATEMENT HIGHLIGHTS

CORPORATE RESPONSIBILITY

AIR

- Founding member of Our Nation’s Energy (ONE) Future coalition, a group of 22 companies working to reduce methane emissions across the natural gas value chain
- Consistently out-perform stated ONE Future enterprise-wide Methane Intensity target of 0.36%; most recent assessment in 2019 showed rate of 0.056%
- In 2019, we conducted Leak Detection and Repair (LDAR) surveys on 100% of our operating facilities and our methane intensity remains a fraction of the national average
- Focused on facilities optimization, reducing emissions while increasing operational efficiencies
- We included a Climate Change Scenario Analysis as of July 2018 in our Corporate Responsibility Report

WATER

- For the fourth year in a row, we have been freshwater neutral—meaning we restore more freshwater within local watersheds, via conservation projects, than we use in our operations
- Over 11 billion gallons of freshwater have been returned to the environment since 2014, through 10 conservation projects in 4 different states. In 2020, we expect to return 2.4 billion gallons of freshwater in Pennsylvania and West Virginia
- We received the highest score among North America’s 30 largest publicly-traded oil and gas producers in “*Disclosing the Facts 2019: Transparency and Risk in Water & Chemicals Management for Hydraulic Fracturing Operations*”, a report released by advocacy groups As You Sow and Boston Common Asset Management

SAFETY

- Removed 1.3 million truckloads of water off the roadways since 2010 by installing water pipelines to support Appalachia operations
- Our safety emphasis has lead to a 52% reduction in our Total Recordable Incident Rate (TRIR) since 2014, and we strive to continue to improve year over year

Air



SWN reduced emissions by a cumulative 48 Bcf since 2006 - enough to power 724,000 homes per year

METHANE LEAK/LOSS RATE

96% LOWER

THAN 2018 INDUSTRY AVERAGE

1) Includes hours worked by employees and contractors.

Water



77% Water Re-Use

In 2019, reused 77% of the produced water generated by operations (20,300 barrels per day)



11+ Billion

Gallons of Fresh Water restored to the environment from conservation projects since 2014


2019
DISCLOSING
THE FACTS:

Rated #1

SWN received the highest score among 30 of the largest oil and gas producers in **2019 Disclosing the Facts**, released by shareholder advocacy group As You Sow and investment and advisory firm *Boston Common Asset Management*

Website: disclosingthefacts.org

Safety



1.3 Million

Truck Trips Eliminated

SWN has removed 1.3 million truckloads of water off the roads since 2010 by installing water pipelines in Appalachia

52%

REDUCTION IN TOTAL RECORDABLE INCIDENT RATE(1) (TRIR) SINCE 2014

To learn more about sustainable development at SWN, please see our full Corporate Responsibility Report available on our website at *www.swn.com* under the section “Corporate Responsibility”.

2019 EXECUTIVE COMPENSATION

OUR CEO'S COMPENSATION ALIGNS WITH THE SHAREHOLDER'S EXPERIENCE

In 2019, paralleling energy stocks in general, our price per share declined 29%. The performance units granted to our CEO for the period of 2017 – 2019 have no value because the performance threshold adopted by the Compensation Committee provided no payout on the performance units for this time period. Our CEO's total realized pay was 44% lower as of December 31, 2019 than his target pay, which was a more significant percentage decrease than for our one-year total shareholder return ("TSR").

Stock Price	12/31/18	$3.41	29% LESS ▼
	12/31/19	$2.42	
CEO Target Pay vs. Realized Pay (2019)	Target	$9,956,335	44% LESS ▼
	Realized	$5,544,821	
CEO Performance Units: Grant Value vs. Realized Value (2017 – 2019)	Target	$3,631,203	100% LESS ▼
	Realized	$0	

In the chart above, "CEO Target Pay" refers to the target compensation opportunity offered to our CEO in 2019. Target Pay includes base salary, the annual incentive target compensation opportunity and the grant date value of long-term incentive ("LTI") awards in 2019, as reported in the summary compensation table in this proxy statement.

In the chart above, "Realized Pay" refers to the corresponding amounts earned, or on track to be earned, from the 2019 Target Pay as of December 31, 2019. Realized Pay includes base salary, annual incentive compensation actually earned and the value of the LTI awards based on the Company's closing stock price on December 31, 2019.

91% OF OUR CEO'S 2019 COMPENSATION IS AT RISK

We embrace a pay-for-performance philosophy. Thus, the vast majority of our chief executive officers' total direct compensation is at risk, as noted in the graphic below.



9% Base Salary

Provides a competitive fixed level of compensation. Compared against peer group and utilized to attract and retain

Key Features
Reviewed annually and subject to adjustments based on level of responsibility, experience, performance and market conditions

At-Risk
91%

11% Annual Cash Incentive
Rewards contributions of achievement against quantitative and qualitative annual targets and individual performance

70% Formulaic   **30%** Individual

80% Long-Term Incentive Award (Performance Units, Restricted Stock Units)

Aligns compensation with shareholder experience. Motivates and rewards for achievement of long-term strategic Company objectives

50% Performance Units   **50%** Restricted Stock Units

WE LISTENED TO SHAREHOLDERS REGARDING COMPENSATION AND RESPONDED BY ADDING A RETURN METRIC TO OUR 2019 EXECUTIVE COMPENSATION PROGRAM

1 WHO WE CONTACTED
Shareholders holding approximately 85% of outstanding shares*

2 WHO WE ENGAGED
Shareholders representing approximately 38% of shares accepted our invitation to talk*

3 HOW WE ENGAGED
Open-ended dialogue with shareholders to gain their feedback on any issues they may have with our pay programs

WHAT WE HEARD
- Preference for a return metric calculable based on GAAP financial statements
- Greater transparency into specific incentive objectives

WHAT WE DID
- Substituted return on average capital employed ("ROACE") for cash flow per debt-adjusted share as part of the 2019 long-term incentive program
- Included in the CD&A further explanation of our compensation process and the relative and absolute TSR performance objectives

* Based on publicly available data regarding share ownership as of December 31, 2019

SAY-ON-PAY RESULTS



2016	2017	2018	2019
93.85%	93.90%	69.21%	91.27%

In 2018, our "Say-on-Pay" proposal received 69.2% support, which was below the Company's historical support levels that averaged 92.3% in favor from 2013 to 2017. The Compensation Committee responded by directing an expansion of our regular engagement with shareholders, and upon an evaluation of our business strategy and portfolio following the divestiture of our Fayetteville Shale assets in December 2018, we replaced the cash flow per debt adjusted share ("CFPDAS") metric with a return on average capital employed ("ROACE") metric for the 2019 long-term incentive ("LTI") awards. The 2019 "Say-on-Pay" proposal's receipt of 91.27% support was in line with the recent, historical average.

What We Do

✓ **Alignment with Shareholders.** Long-term incentive awards vest over periods of several years to reward sustained Company performance over time.

✓ **Share Ownership Guidelines.** Our named executive officers ("NEOs") must hold equity of a value equivalent to multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

✓ **Clawbacks.** If we restate our financial statements, other than as a result of changes to accounting rules or regulations, we may recover incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✓ **Double-Trigger Severance.** Cash severance in connection with a change in control is paid only if an actual or constructive termination of employment also occurs.

✓ **Annual Risk Assessments.** The Compensation Committee evaluates the influence of executive compensation on corporate risk.

✓ **Peer Group Comparison.** With the help of independent compensation consultants, we compare executive compensation against industry compensation practices.

✓ **At-will employment:** Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team. None of the NEOs has a severance arrangement other than in the context of a change in control.

✓ **Decisions by Independent Compensation Committee.** Executive compensation is determined by the Compensation Committee of the Board, which is comprised solely of independent directors and approved by the full Board (only independent directors in the case of CEO compensation).

✓ **Independent Compensation Consultant.** The Compensation Committee retains its own independent consultant to advise on compensation matters.

What We Do Not Do

✕ **No Tax Gross-Ups in Change in Control Agreements.** Our severance agreements apply only in case of termination following a change in control and contain no tax gross-ups for NEOs.

✕ **No Automatic Base Salary Increases.** Our NEOs' base salaries are reviewed annually, and decisions are based on demonstrated individual performance, business conditions and external market data provided by our independent compensation consultants.

✕ **No Hedging and Pledging of Company Stock.** Our policies prohibit the pledging and hedging of our stock by our executives and directors.

✕ **No Repricing of Stock Options.** We do not permit the repricing of stock options without shareholder approval.

BOARD HIGHLIGHTS

BOARD COMPOSITION

As the natural gas and liquids exploration and production industry has become increasingly competitive and volatile over the last several years, we have engaged in a deliberate and measured process to review and refresh the composition of our Board, and have targeted specific skills that provide insight into where we collectively have determined SWN and our industry are headed.



50%
are diverse (gender, nationality, ethnicity)

We have actively pursued diversity of thought, approach, gender and ethnicity.

We believe all of our directors possess the following core skills crucial to a successful Board:

- Acute understanding of how shareholder value is generated, and extensive experience in shareholder engagement
- Direct experience managing in a global context or analyzing the energy industry from a global perspective
- Deep-rooted risk and value understanding of cyclical commodity businesses
- Strategic and nimble mindset gained through strategy formation or implementation
- Strong financial competency

AVERAGE TENURE

4.9 years



0-2 years   3-5 years   6-9 years

INDEPENDENCE



7 of 8 director nominees have been determined by our Board to be independent, under the standards set forth in the Securities and Exchange Commission ("SEC") rules, the Corporate Governance Rules of the New York Stock Exchange ("NYSE") and the Company's corporate governance policies.

A substantial percentage of our nominees have the following critical skills and backgrounds that bring important perspectives to the Board:

- CEO leadership experience
- Hands-on health, safety and environment, and corporate responsibility experience
- Direct experience in cyclical industries and those with which the Company deals
- Corporate governance experience from other boards
- Industrial operating and workforce management experience
- Mergers and acquisitions execution, implementation and analysis skills

CORPORATE GOVERNANCE SNAPSHOT

The Board of Southwestern Energy is committed to the highest standards of corporate governance. The Corporate Governance section of our proxy statement describes our governance framework in depth, highlights of which include:

Adoption of best practices
- Annual "Say-on-Pay" vote
- Majority voting in director elections
- Annual election of all directors
- Proxy access
- Ability to call special meetings
- Active shareholder engagement program
- No supermajority voting standards
- All directors independent except CEO

Boardroom culture
- Disciplined decision-making
- Long-term outlook
- Focus on Company risks and mitigation
- Practices for increasing Board diversity
- Engagement with management, asking the difficult questions
- Willingness to engage deeply and respectfully in the boardroom
- Value focused

BOARD'S ROLE IN RISK MANAGEMENT

A primary responsibility of the Board is assuring that processes are in place to identify and properly manage risks to the Company and its business. Each standing committee of the Board oversees and evaluates risks directly in its sphere. For example, the Compensation Committee reviews compensation and human resources matters, the Health, Safety, Environmental and Corporate Responsibility Committee reviews health, safety, environmental and public policy matters and the Audit Committee assesses financial and overall risks to the enterprise. Each of these committees is comprised entirely of independent directors.

The Company's executive management meets at least quarterly with representatives of all business units and corporate functions specifically to review and assess risks and the steps being taken to manage them. These risks and management's steps to mitigate them are discussed with the Audit Committee at least quarterly and with the full Board at least annually. The Audit Committee also meets independently with the Company's external auditors and head of internal audit to discuss risks in financial reporting and other matters.

The below chart illustrates how the Board oversees risk:


BOARD OF DIRECTORS / Oversees Major Risks
• Commodity prices and hedging
• Financial strength and flexibility
• Cyber security
• Reserves and resource development
• Third-party performance/exposure
• Health, safety and environment
• Talent development, retention and compensation
• Asset integrity
• Transportation and related commitments
• Regulatory matters and social license
AUDIT COMMITTEE
Primary Risk Oversight
• Financial statements and reporting
• Enterprise risk management program
• Related party transactions
• Cyber security
COMPENSATION COMMITTEE
Primary Risk Oversight
• Executive compensation
• Employee compensation
• Incentive plans
• Post-employment benefit plans
NOMINATING AND GOVERNANCE COMMITTEE
Primary Risk Oversight
• Board structure
• Corporate governance
• Succession planning
HSE & CR COMMITTEE
Primary Risk Oversight
• Political and public policy matters
• Health, safety, and environmental risks
• ESG trends and issues
• Compliance assurance
MANAGEMENT
• Meets quarterly
• Discusses developments to identified risks
• Identifies emerging risks
• Develops mitigation measures
• Updates the Board and committees on risk assessments

BOARD PARTICIPATION

The Company's Corporate Governance Guidelines state that directors are expected to attend all or substantially all Board meetings and meetings of the committees of the Board on which they serve and to attend the Annual Meeting. During 2019, the Board held ten regular or special meetings.

- The average attendance of directors at regular and special Board meetings was 95%.
- All directors attended 100% of the regular and special meetings of the committees on which they served.
- Each of our directors elected at the 2019 Annual Meeting attended that meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Health, Safety, Environment and Corporate Responsibility Committee. In addition, the Board may from time to time authorize additional standing or ad hoc committees, as it deems appropriate. The Board creates ad hoc committees from time to time for special matters, such as finance or strategy. The following table lists our director nominees' current standing committee assignments and chairmanships as of December 31, 2019.

Board Member	Audit	Compensation	Nominating and Governance	Health, Safety, Environmental and Corporate Responsibility
John D. Gass		C		✓
Catherine A. Kehr	✓		C	
Greg D. Kerley			✓	✓
Jon A. Marshall		✓		C
Patrick M. Prevost	C		✓	
Anne Taylor	✓	✓		
Denis J. Walsh III	✓	✓		
William J. Way				

COMMITTEE REPORTS
AUDIT COMMITTEE REPORT

Audit Committee

Members during 2019:
All independent
Patrick M. Prevost (Chair as of May 2019)
Catherine A. Kehr
Anne Taylor (joined February 2019)
Denis J. Walsh III (joined August 2019)
Jon A. Marshall (left committee March 2019)
Terry W. Rathert (Chair until retired from Board May 2019)

Meetings during 2019:
Four, each attended by all members at the time

Audit Committee Financial Experts
The Board has determined that each of the following members of the Audit Committee is an Audit Committee Financial Expert based on a qualitative assessment of the individual's knowledge and experience:
- Ms. Kehr – MBA from The Wharton School at the University of Pennsylvania; extensive experience in debt and equity markets during career as investment analyst and portfolio manager
- Mr. Prevost – Former CEO of a publicly-traded company
- Mr. Walsh – Former managing director of the world's largest investment management company

Each member of the Audit Committee is financially literate and independent under SEC, NYSE and the Company's rules and guidelines. The Audit Committee is charged with assisting the Board in its oversight of the following, among other things:

- the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal accounting and financial controls
- the performance of the internal audit services functions
- the annual independent audit of the Company's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance
- the Company's compliance with legal and regulatory requirements, including disclosure controls and procedures
- the evaluation of enterprise risks

During 2019, the Audit Committee, among other things:

- Reviewed and discussed the Company's financial performance each quarter, liquidity position and hedging portfolio
- Before publication of both the annual audited and the quarterly unaudited financial statements of the Company
  - discussed these financial statements with executive leadership and PricewaterhouseCoopers LLP ("PwC"), the Company's independent public accounting firm, including the matters required by applicable auditing standards
  - reviewed with management disclosure procedures and controls
  - in the case of annual financial statements, received and reviewed the written disclosures and the letter from PwC under applicable requirements of the Public Company Accounting Oversight Board and discussed with PwC its independence from the Company and its management
  - met privately (i.e., without Company management) and separately with each of PwC, the Company's head of internal audit services, and individuals in executive leadership

  - reviewed reserves calculations with management and, in the case of year-end calculations, met privately (i.e., without Company management) with Netherland, Sewell & Associates, Inc., the Company's independent reserves audit firm
  - based on and relying on the review and discussion described above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable
- Reviewed the performance of the Company's independent public accounting firm and the scope of its engagement and recommended its continued engagement, including fees and any non-audit matters
- Reviewed in detail the Company's risk management process and specific risks identified, including cybersecurity
- Discussed and approved scope of internal audit services' review of transactions and compliance matters and reviewed results on a quarterly basis
- Received and reviewed reports on litigation on a quarterly basis

Patrick M. Prevost, Chair   Anne Taylor
Catherine A. Kehr   Denis J. Walsh III

COMPENSATION COMMITTEE REPORT

Compensation Committee

Members during 2019:

All independent

John D. Gass (Chair)

Jon A. Marshall

Anne Taylor

Denis J. Walsh III (joined August 2019)

Terry W. Rathert (retired from Board May 2019)

Meetings during 2019:

Three regular meetings and one special meeting, each attended by all members at the time

Each member of the Compensation Committee is independent under SEC, NYSE and the Company's rules and guidelines. Among other things, the Compensation Committee is charged with assisting the Board in:

- discharging its responsibilities related to the compensation of the Company's executive officers and certain other employees of the Company
- preparing the report on executive compensation for inclusion in the Company's annual proxy statement

During 2019, the Compensation Committee, among other things:

- Conducted an in-depth review of the Company's executive compensation programs, including
  - extensive benchmarking of compensation levels and components against peer group, using inputs from independent compensation consultant
  - consideration of compensation trends
  - engagement with shareholders on their views
  - assessment of risks in compensation program
  - based on the foregoing, including shareholder engagement, included a new return metric for long-term incentives, return on average capital employed or "ROACE"
- Determined individual bonuses for 2018 and payouts of long-term performance awards whose performance periods ended in 2019
- After review with independent compensation consultants of overall payment levels, established salary levels, annual bonus targets and long-term incentive grants for 2019 for all Section 16 officers, subject to the approval of the Board
- Determined the 2018 annual bonus pool for non-officer employees
- Reviewed benefits policies and programs, including status of Company pension plan
- With the Nominating and Governance Committee, set the process for evaluation of the CEO and conducted the evaluation based on results
- Reviewed the Company's stock ownership guidelines and prohibition on hedging and pledging and officers' compliance with them

The Compensation Committee continued to engage Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant for 2019 to advise on all matters related to

executive compensation. In particular, Meridian collected and provided quantitative competitive market data for peer companies and advised in the selection of the peer groups of companies for compensation levels and performance-based long-term incentives. The Compensation Committee has sole authority to retain and terminate consultants such as Meridian and determines the interaction between consultants and Company management and personnel. Meridian provides no other services to the Company other than supplying the Nominating and Governance Committee with comparative data for compensation of non-employee directors and providing the Company on a quarterly basis data to assist in valuing unvested performance units for the purpose of applying generally accepted accounting principles regarding liability award accounting, the fees for which are about $37,000 annually. The Compensation Committee regularly meets with Meridian without any Company officers or employees present.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis appearing in this proxy statement with executive leadership and, based on that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee Interlocks and Insider Participation

During 2019, there was no interlocking relationship between the Board or the Compensation Committee and the board of directors or compensation committee of any other company.

John D. Gass, Chair	Anne Taylor
Jon A. Marshall	Denis J. Walsh III

NOMINATING AND GOVERNANCE COMMITTEE REPORT

Nominating and Governance Committee

Members during 2019:
All independent
Catherine A. Kehr (Chair)
Greg D. Kerley
Patrick M. Prevost

Meetings during 2019:
Three regular meetings and two special meetings, each attended by all members

Each member of the Nominating and Governance Committee is independent of the Company and executive leadership under the standards set forth in the SEC rules and the Corporate Governance Rules of the NYSE. In accordance with its charter, the purpose of the Nominating and Governance Committee is to discharge the responsibility of the Board relating to:

- the identification of individuals qualified to become members of the Board
- the recommendation to the Board of the director nominees for each Annual Meeting of Shareholders
- the consideration and periodic reporting to the Board on all matters relating to the selection, qualification and compensation of members of the Board and candidates nominated to the Board
- the development and recommendation to the Board of a set of corporate governance guidelines applicable to the Company
- the review of the overall corporate governance structure of the Company and the recommendation of any proposed changes regarding the Company's corporate governance practices

During 2019, the Nominating and Governance Committee, among other things:

- Conducted an annual review of each director, each committee and the full Board's performance, and based on that, evaluated the Board's and its committees' composition, as described more fully on page 18
- Recommended the election of a new director to balance the Board's and its committees' skill sets and knowledge basis, as described more fully below
- With the Compensation Committee, designed the process for evaluating the performance of the Chief Executive Officer and oversaw its implementation
- Oversaw the process for the Board to plan for the succession in key executive roles
- Reviewed the Company's Corporate Governance Guidelines and all committee charters, with input from other committees as applicable, and recommending changes that the Board adopted
- Reviewed director compensation, benchmarking the Company against peer companies based on input from Meridian Compensation Partners, LLC ("Meridian"), the independent compensation consultant that the Compensation Committee also uses
- Reviewed and implemented a deferred compensation plan for non-employee directors, more fully described on page 29

The Nominating and Governance Committee devoted substantial time in 2019 to Board assessment and refreshment. The Committee engaged in a lengthy and deliberate process, assisted by an outside search firm, of identifying and analyzing a qualified candidate whose skills and background complement those of the continuing directors and increase the collective knowledge and insights of our Board. In particular, the Committee deliberately sought out an individual with strategic perspectives on our industry, leadership experience, and other complementary skills for this stage in the Company's history. The Company is committed to considering diverse candidates for the Board and the search firm was instructed to seek diverse candidates from traditional and nontraditional candidate groups. We were guided by the criteria set forth in our Corporate Governance Guidelines, which are described beginning on page 23. The guidelines are also available at *https://www.swn.com/investors/corporate-governance/*.

Our Committee recommended, and the Board elected, Denis J. Walsh III as a new independent director in 2019. He is a former Managing Director of BlackRock, Inc. and brings important experience to the Board's mix of skills. The Committee also recommended, and the Board approved, certain realignments in the composition of our standing committees to take advantage of our new director's skills. We have seven independent directors with a variety of backgrounds, both inside our industry and relevant to it.

Catherine A. Kehr, Chair   Patrick M. Prevost
Greg D. Kerley

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY COMMITTEE REPORT

Health, Safety, Environment and Corporate Responsibility Committee

Members during 2019:
All independent
Jon A. Marshall (Chair as of May 2019; joined March 2019)
John D. Gass
Greg D. Kerley
Gary P. Luquette (Chair until retired from Board May 2019)

Meetings during 2019:
Four, each attended by all members at the time

Although not required by SEC or NYSE rules or regulations, each member of the Health, Safety, Environment and Corporate Responsibility Committee is independent under SEC, NYSE and the Company's rules and guidelines. Among other things, the Health, Safety, Environment and Corporate Responsibility Committee is charged with assisting the Board in:

- matters of health, safety and environment arising out of the Company's activities and operations and their impact on employees, contractors and the communities in which the Company operates
- current and emerging trends in social, political and public policy issues that may affect the Company, its business and its reputation and that are not in the purview of other standing committees of the Board of Directors

During 2019, the Health, Safety, Environment and Corporate Responsibility Committee, among other things:

- Reviewed in depth each quarter compliance statistics and incident rates in the areas of health, safety and the environment
- Considered reports on HSE incidents and related investigations and discussed lessons learned
- Reviewed and assessed the Company's programs to assure safety and compliance with Company policies at all of its locations, including by service providers and other non-employees onsite or working with our businesses
- Reviewed key risks associated with the Company's operations and business in the areas of health, safety and the environment and the Company's programs and policies to address these risks
- Oversaw the preparation and publication of the Company's Corporate Responsibility Report (available at *www.swn.com/responsibility*)

- Recommended to the Compensation Committee the metrics related to health, safety and the environment to be included in the Company's compensation programs
- Reviewed and discussed trends in environmental, social and political trends, legislation and policies and their potential impact on the Company

Jon A. Marshall, Chair   Greg D. Kerley
John D. Gass

VOTING AT THE ANNUAL MEETING

Every vote cast at the Annual Meeting plays a part in the future of Southwestern Energy. Please review our proxy statement and take the time to vote right away, using one of the methods explained below. If you are a beneficial owner, please follow the voting instructions in the proxy materials provided by your broker, bank or nominee.

WHO IS ENTITLED TO VOTE?

Shareholders who own shares of common stock as of March 20, 2020, the Record Date, may vote at the meeting. There were 541,675,458 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the meeting.

Voting Matters

You are being asked to vote on the following:

Proposal		Board Recommendation	Page
PROPOSAL 1	Election of Directors	**FOR** each of the nominees	16
PROPOSAL 2	Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers	**FOR**	34
PROPOSAL 3	Ratification of Independent Registered Public Accounting Firm	**FOR**	60
PROPOSAL 4	Shareholder Proposal Regarding Special Meetings	**AGAINST**	61

Attending the Annual Meeting

 9:00 a.m. Central Daylight Time

 Tuesday, May 19, 2020

 Southwestern Energy Company 10000 Energy Drive Spring, Texas 77389

All shareholders as of the record date or holders of proxies for them may attend the Annual Meeting but must have photo identification and proof of stock ownership and, in the case of a proxy holder, the proxy. If you are a shareholder of record (your shares are held in your name) or hold a proxy for such a shareholder, valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee) or hold a proxy for such a shareholder, you must provide valid photo identification and evidence of current ownership of the shares, which you can obtain from your broker, bank or nominee.

How to Vote

Even if you plan to attend the Annual Meeting in person, please vote immediately using one of the following voting methods. **In all cases, you will need to have your Control number in hand.**



By Internet
Vote your shares online at *www.proxyvotenow.com/swn*



By Telephone
Vote your shares by calling 1 (866) 257-2279



By Mail
To Vote by mail, you must first request a proxy card by calling 1-800-662-5200 (you will be asked for your shareholder Control Number, which is printed on the back of the notice); sending an email to *SWN@investor.morrowsodali.com* and inserting your shareholder Control Number in the subject line; or by going online at *www.proxyvotenow.com/swn*. Vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope

Learn more about the 2020 Annual Meeting at *www.swn.com/annualmeeting*.

Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/annualmeeting*.

Questions and Answers about the Annual Meeting and Voting

Please see the "Questions and Answers about the Annual Meeting and Voting" section beginning on page 63 for answers to common questions on the rules and procedures surrounding the proxy and Annual Meeting process.



Southwestern Energy®

10000 Energy Drive
Spring, Texas 77389

Notice of Annual Meeting of Shareholders on May 19, 2020

The Annual Meeting of Shareholders of Southwestern Energy Company, or the Company, will be held at Southwestern Energy Company Headquarters, 10000 Energy Drive, Spring, Texas 77389, on Tuesday, May 19, 2020, at 9:00 a.m. Central Daylight Time for the following purposes:

(1) To elect eight directors to the Board to serve until the 2021 Annual Meeting or until their respective successors are duly elected and qualified, with the Board presenting for election John D. Gass, Catherine A. Kehr, Greg D. Kerley, Jon A. Marshall, Patrick M. Prevost, Anne Taylor, Denis J. Walsh III and William J. Way;

(2) To conduct a non-binding advisory vote to approve the compensation of our Named Executive Officers for 2019 (Say-on-Pay);

(3) To ratify the appointment of PricewaterhouseCoopers LLP, or PwC, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020;

(4) To consider a shareholder proposal contained in this proxy statement, if properly presented at the Annual Meeting; and

(5) To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors fixed the close of business on March 20, 2020, as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment thereof.

You are welcome to attend the meeting. If you do not attend, it is important that your shares be represented and voted at the meeting. You can vote your shares by telephone or over the Internet as described in more detail in the proxy materials found at *www.swn.com/annualmeeting*. You may revoke a proxy at any time prior to its exercise by giving written notice to that effect to the Secretary of the Company or by submitting a later-dated proxy or subsequent Internet or telephonic proxy. If you attend the meeting, you may revoke any proxy you previously granted and vote in person.

Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/annualmeeting*.

By Order of the Board of Directors

JOHN C. ALE
Secretary
April 9, 2020

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE 2020 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 19, 2020:

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting of Shareholders, 2020 proxy statement and the 2019 annual report to shareholders are available free of charge at: *www.swn.com/annualmeeting*

Proposal No. 1: Election of Directors

At this meeting, shareholders are being asked to elect eight directors to serve until the next Annual Meeting or until their respective successors are duly elected and qualified.

As the natural gas and liquids exploration and production industry has become increasingly competitive and volatile over the last several years, we have engaged in a deliberate and measured process to review and refresh the composition of our Board. The Board, upon the recommendation of the Nominating and Governance Committee, has proposed the eight nominees set forth below for election as directors. All nominees for director are presently directors of the Company.

We believe all of our directors possess the following core skills crucial to a successful Board:

- Acute understanding of how shareholder value is generated, and extensive experience in shareholder engagement
- Direct experience managing in a global context or analyzing the energy industry from a global perspective
- Deep-rooted risk and value understanding of cyclical commodity businesses
- Strategic and nimble mindset gained through strategy formation or implementation
- Strong financial competency

A substantial percentage of our nominees have the following critical skills and backgrounds that bring important perspectives to the Boardroom:

- CEO leadership experience
- Hands-on HSE and corporate responsibility experience
- Direct experience in contiguous, cyclical industries
- Corporate governance experience from other boards
- Industrial operating and workforce management experience
- Mergers and acquisitions execution, implementation or analysis skills

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the election of each of the nominees to the Board as set forth in this proposal.



Voting

The shares of common stock represented by the enclosed proxy will be voted as instructed by the shareholder for the election of the nominees named in this section. If no direction is made, the proxy will be voted "FOR" the election of all of the nominees named below other than in the case of broker non-votes, which will be treated as described below. This year, with no shareholders having made nominations, the number of nominees equals the number of directors to be elected. Our bylaws provide that, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board.

Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes, will have no effect on the election of directors, other than counting for purposes of a quorum. Our bylaws also provide that any nominee who does not receive a majority of votes cast "FOR" his or her election in an uncontested election is expected to tender his or her conditional resignation to the Chairman of the Board promptly following the certification of the vote, which resignation shall be promptly considered through a process overseen by the Nominating and Governance Committee, excluding (other than in certain limited circumstances set forth in our bylaws) any nominees who did not receive a majority vote. If any nominee becomes unavailable for any reason, or if a vacancy should occur before the election, the shares of common stock represented by the enclosed proxy may be voted for such other person as the Board may recommend. The Company does not expect that any nominee will be unavailable for election.

Selection Criteria for Nominees for Directors

Each member of the Board is expected to bring a valuable and often different perspective to the governance of the Company. When these differing skill sets and backgrounds are combined in an environment of interaction and respect, they give a greater overall skill set to the Board and provide a strong governance structure. Our Corporate Governance Guidelines, which are available on our website at *www.swn.com* under "Corporate Governance," set forth certain criteria that apply to the selection of director candidates.

Director Selection Criteria

Each director nominee should:

- be chosen without regard to sex, race, religion or national origin
- be an individual of the highest character and integrity and have the ability to work well with others
- have an inquiring mind, vision and good judgment
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director
- have a skill set that complements the backgrounds and experience of other Board members

- possess substantial and significant business experience in specific areas of expertise that would be important to the Company in the performance of the duties of a director
- have sufficient time available to devote to the affairs of the Company to carry out the responsibilities of a director
- have the capacity and desire to represent the balanced, best interests of all shareholders and objectively appraise management performance

Director Nomination Process

The Nominating and Governance Committee evaluates the qualifications of each director candidate against the foregoing criteria in making a recommendation to the Board concerning that individual's election or re-election as a director, including members of the Nominating and Governance Committee. The Nominating and Governance Committee, with direct input and advice from our CEO, is responsible for assessing the appropriate mix of skills and characteristics required of Board members based on the Board's needs at a given point in time and periodically reviews and updates the foregoing criteria as deemed necessary. The Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Nominating and Governance Committee in seeking candidates is instructed to seek diverse candidates from traditional and nontraditional candidate groups.

In 2019, the Board added one new director, which means 50% of this year's nominees have been added since 2017. Their selection followed a thorough search process, aided by an external search firm. The following key goals informed these choices:

- We believe an effective Board brings together a diversity of perspectives based upon a strong balance of skills, experience and personal qualities that, when united with a set of core competencies, provide a solid platform for prudent oversight of the Company.
- We have targeted specific skill resources that provide insights into where we collectively determine SWN and our industry are headed.
- We actively pursue diversity of thought, approach, gender and ethnicity.

Each director's continuation on the Board is reviewed near the end of his or her term and before that director is reconsidered for election. As described more fully below, the Nominating and Governance Committee conducts a peer review evaluation process for directors and, with this information and in consultation with the Chairman of the Board, reviews and assesses the contributions of those directors selected for re-election. At the conclusion of this process, the Chairman of the Nominating and Governance Committee reports the Nominating and Governance Committee's conclusions to the full Board. Once a director reaches the age of 75, he or she may not be considered for re-election to the Board of Directors, with certain exceptions provided in our Corporate Governance Guidelines.

Board, Committee and Director Evaluations

Each year, the Nominating and Governance Committee supervises a thorough evaluation process of the performance of the Board as a whole, each of its committees and each of its directors. Steps and actions include:

EVALUATION	PROCEDURE	SUMMARY AND FEEDBACK
Individual Director	• Each director anonymously evaluates each other director on multiple criteria • Results are compiled by an outside legal firm to assure anonymity	• Individual results are shared with the director and the Chair of the Nominating and Governance Committee • Results are considered in committee assignments and in deciding whether to re-nominate the director
Committee	• Each member completes a multi-question evaluation of the committee's performance tailored to its specific tasks	• Committee discusses results and potential improvements • Can lead to recommending revisions to committee's charter and practices
Board	• Each director completes a comprehensive questionnaire regarding the Board's overall performance and effectiveness	• Results discussed in executive session • Nominating and Governance Committee considers in evaluating committee structure and assignments

Nominees for Election

JOHN D. GASS



Independent Director
Age: 68
Director since: 2012
Committees: Compensation (Chair); Health, Safety, Environment and Corporate Responsibility
Other Public Boards: Suncor Energy Inc.
Degrees: BS in Civil Engineering, Vanderbilt University; MS in Civil Engineering, Tulane University

Director Qualification Highlights

- Former Vice President of Chevron Corporation and President of Chevron Gas and Midstream
- Operational and HSE experience in upstream and midstream sectors in US and around the world
- Director, Suncor Energy Inc., since February 2014 (Chairman, Human Resources and Compensation Committee; member of Governance Committee)
- Former director, Weatherford International, Ltd., June 2013 through December 2019 (Chairman, Compensation Committee and member of Nominating and Governance Committee)
- Former director of Sasol Chevron Holdings Ltd and GS Caltex

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Career-long experience in the Company's industry sectors, including at executive level
- Executive positions in global operations
- Managed capital-intensive, cyclical commodity businesses
- Valuable governance experience gained from his service on two other public company boards of directors
- Strong environmental and safety skills, including implementation of best practices

CATHERINE A. KEHR



Independent Director and Chairman of the Board
Age: 57
Director since: 2011
Committees: Audit; Nominating and Governance (Chair)
Other Public Boards: None
Degrees: BA, Yale University; MBA, The Wharton School, University of Pennsylvania

Director Qualification Highlights

- Retired Senior Vice President and Director of Capital Research Company, a division of The Capital Group, investment advisor to the American Funds
- Led investment analysis and served as portfolio manager of global energy equities and also served as investment analyst and portfolio manager with responsibility for global energy high-yield debt
- Ranked by Reuters survey among top 10 US portfolio managers in 2002
- Formerly with Atlantic Richfield Company and Payden and Rygel l
- Former director, California Resources Corporation, February 2015 through May 2017 (Chairman of Compensation Committee and member of Audit Committee)

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Deep understanding of financial analysis and capital markets
- Investor perspective from career as a global energy sector investor at major fund manager
- Broad global knowledge of energy sector, including impacts of commodity price cyclicality
- Corporate governance and compensation experience from service as a director of another E&P company

GREG D. KERLEY



Independent Director

Age: 64

Director since: 2010

Committees: Health, Safety, Environment and Corporate Responsibility; Nominating and Governance

Other Public Boards: None

Degrees: BS in Accounting, Oklahoma State University

Director Qualification Highlights

- Retired Executive Vice President and Chief Financial Officer of Southwestern Energy (last employed October 2012)
- Rated by *Institutional Investor* in 2010 as one of the top performing E&P CFOs
- Former Controller, Chief Accounting Officer, Treasurer and Secretary
- Senior financial and accounting positions at Agate Petroleum, Inc.
- Arthur Andersen LLP, working for energy clients

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Extensive experience in finance, accounting, and financial reporting, including serving as chief financial officer of a publicly traded company
- Executive leadership experience
- Deep risk management background
- Strong strategic skills and background
- Former CPA
- More than 30 years of oil and gas industry experience

JON A. MARSHALL



Independent Director

Age: 68

Director since: 2017

Committees: Compensation; Health, Safety, Environment and Corporate Responsibility (Chair)

Other Public Boards: Noble Corporation plc; Sentinel Energy Services, Inc.

Degrees: BS in Engineering, United States Military Academy

Director Qualification Highlights

- Former Chief Executive Officer and President of GlobalSantaFe Corporation
- Former President and Chief Operating Officer, Transocean Ltd.
- Director, Noble Corporation plc, since 2009 (Chairman, Compensation Committee; member, Health, Safety, Environment and Engineering Committee; member, Finance Committee)
- Director, Sentinel Energy Services, Inc., since 2018 (member of Audit, Nominating and Compensation Committees)
- Former Director, Cobalt International Energy, Inc. (2010-2018)
- Director, Fluid Imaging Technologies, Inc. since 2010 (private)
- Chairman of the Board of Directors, Chahta Foundation (nonprofit promoting education, cultural identity and health for the Choctaw Nation)
- Director, Jones Academy Foundation (foundation supporting residential learning center for Choctaw youth)

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Former CEO of NYSE-listed company that went through transformative changes
- Significant experience as a senior executive of multiple energy services companies
- Executive experience in cyclical global businesses
- Service on multiple boards of energy companies, both public and private
- Experience overseeing best operational, safety and environmental practices
- Added cultural and ethnic perspective, with strong leadership in giving back to communities

PATRICK M. PREVOST



Independent Director

Age: 64

Director since: 2017

Committees: Audit (Chair); Nominating and Governance

Other Public Boards: Cabot Corporation; Materion Corporation

Degrees: BS in Chemistry, University of Geneva; MBA, University of Chicago

Director Qualification Highlights

- Former President and Chief Executive Officer of Cabot Corporation, a global specialty chemical and performance materials company, January 2008 until March 2016
- Responsible CEO of the Year, *Corporate Responsibility Magazine*, 2013
- Director, Cabot Corporation, since 2008 (member, Safety, Health, Environment and Sustainability Committee)
- Director, Materion Corporation, since 2019 (member, Compensation Committee; member, Governance and Organization Committee)
- Former President, Performance Chemicals, BASF, AG
- Former senior management positions at BP plc and Amoco, Inc.
- Former director, General Cable Corporation (2010 to 2018) and American Chemical Industry Council

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Former service as CEO of NYSE-listed company
- Service on public company boards in leadership positions
- Experience in chemical industry, a major consumer of the Company's production
- Experience managing commodity price risks
- Led capital-intensive business operations
- Experience in acquisitions and strategic alliance
- Deep commitment and skills in safety, environmental compliance and best practices and asset integrity
- Global perspective in international company and having been born, raised and spent much of his career outside the US

ANNE TAYLOR



Director

Age: 64

Director since: 2018

Committees: Audit; Compensation

Other Public Boards: Group1 Automotive

Degrees: BS and MS in Civil Engineering, University of Utah

Director Qualification Highlights

- 30-year career with Deloitte, LLP (1987 until her retirement in June 2018)
- Director, Group 1 Automotive, since 2018 (member, Audit and Compensation Committees)
- Former Vice Chairman and Managing Partner, Houston office, Deloitte, LLP (2007-2018)
- Former Regional Managing Partner, Mid-America Region, Deloitte, LLP
- Former U.S. Chief Strategy Officer, Deloitte, LLP
- Former director, Deloitte, LLP (Chair of the Investment Committee; member of the US and Global Nominating and the CEO Evaluation and Compensation Committees)
- Former director, Deloitte Consulting, LLP

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Extensive strategy development and execution experience
- Change management experience
- Talent development experience
- Board and corporate governance experience
- Insight into innovation and growth strategies
- Energy industry knowledge

DENIS J. WALSH III



Director

Age: 59

Director since: 2019

Committees: Audit; Compensation

Other Public Boards: None

Degrees: BS in Economics, University of Massachusetts; MS in Finance, Boston College

Director Qualification Highlights

- Retired in 2013 as a Managing Director of BlackRock, Inc., the world's largest investment management company
- Former lead Portfolio Manager for BlackRock, Inc.'s All-Cap Energy strategies (2005-2013)
- Former Managing Director at State Street Research & Management Company (1999-2005)
- Founded and previously served as a lead Portfolio Manager for State Street's Analyst Fund
- Former Research Analyst at Fleet Investment Advisors (1994-1999)
- Recognized by Institutional Investor magazine as "The Best Of The Buyside" Energy Analyst seven times
- Adjunct faculty member at Providence College teaching investment management since 2013

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Chartered Financial Analyst
- 20+ year career as a securities analyst
- Extensive investment management experience focusing on energy and natural resources
- Global energy sector investment and analysis experience

WILLIAM J. WAY



Director

Age: 61

Director since: 2016

Committees: None

Other Public Boards: None

Degrees: BS in Industrial Engineering, Texas A&M University; MBA, Massachusetts Institute of Technology

Director Qualification Highlights

- President and Chief Executive Officer of the Company since January 2016
- President and Chief Operating Officer of the Company, December 2014 to January 2016
- Executive Vice President and Chief Operating Officer of the Company, October 2011 to December 2014
- Former Senior Vice President-Americas, BG Group plc with responsibility for E&P, Midstream, LNG and global shipping operations in the US, Trinidad and Tobago, Chile, Bolivia, Canada and Argentina
- Former President, Dubai Petroleum Company, 2002-2007
- Various senior technical, operational and leadership positions at ConocoPhillips 1981-2007
- Extensive managerial, operational, technical and leadership experience in U.S. and international upstream and midstream sectors
- Current Director of the American Petroleum Institute and the National Petroleum Council

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Insights into the Company's operations, strategy and talent development as well as its relations with investors and other key stakeholders from his position as leader of the Company
- Extensive leadership experience in upstream and midstream businesses
- Deep background in managing commodity risk and capital programs
- Strong HSE commitment and experience
- History of talent development

Corporate Governance

Corporate Governance Policies

Southwestern Energy recognizes that strong corporate governance plays an important part in achieving our objective of enhancing the Company's long-term value for our shareholders. Executive leadership, led by the CEO, is responsible for running the Company's operations, under the oversight of the Board of Directors.

The Board has adopted corporate governance principles that, together with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Board committee charters, serve as the framework of the Board and its committees. From time to time, the Board revises its corporate governance policies in response to changing regulatory requirements, evolving best practices and the perspective of our shareholders and other stakeholders.

Corporate Governance Materials

The following materials related to corporate governance at Southwestern Energy are available at *www.swn.com*, under the section "Corporate Governance."

- Certificate of Incorporation
- Bylaws
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Health, Safety, Environment and Corporate Responsibility Committee Charter
- Corporate Governance Guidelines

- Business Conduct Guidelines
- Code of Ethics for Section 406 Officers
- Anti-Corruption Compliance Policy
- Confidential Complaint Procedures for Questionable Accounting Practices
- Procedures for Contacting the Board
- Political Contributions Policy

Copies of all of these documents are also available in print free of charge to any shareholder upon request to our Investor Relations Department located at our corporate headquarters and reachable at (832) 796-4700.

Board Leadership Structure and Executive Sessions

Currently an independent director, Catherine A. Kehr, serves as Chairman of the Board of Directors. At many times in our past, the Board has named the CEO as Chairman with an independent director serving as presiding, or lead, director. The Board may modify the current structure again in the future if it determines that it would be more effective and likely to advance the interests of the Company and its shareholders.

The independent directors are required to meet in executive sessions as appropriate matters for their consideration arise, but, in any event, at least once a year. During 2019, the Board conducted these executive sessions at each of its regularly scheduled meetings. The agenda of these executive sessions includes such topics as the participating directors determine. The Chairman of the Board (or the presiding director if the CEO is Chairman) acts as the chair of all executive sessions and is responsible for coordinating the activities of the other outside directors, as required by our corporate governance guidelines and the NYSE listing standards. The Chairman (or the presiding director if the CEO is Chairman) also acts as the liaison director for any informal, confidential communications with the CEO outside of the normal committee and Board procedures.

Director Independence

The Company's Corporate Governance Guidelines require that a majority of the members of the Board be independent of the Company's executive leadership and its significant shareholders. For a director to be deemed "independent," the Board must affirmatively determine that the director has no material relationship with the Company or its affiliates (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or its affiliates), or any person (including the director) that, with its affiliates, is the beneficial owner of 5% or more of the Company's outstanding voting stock or any member of the executive leadership of the Company or his or her affiliates. Material relationships include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. For making this determination, the Board has adopted a set of director independence standards as required by the NYSE. These independence standards can be found in the Company's Corporate Governance Guidelines at *www.swn.com*.

Our Board has determined that all of the nominees for director, other than our CEO, Mr. Way, are independent under our applicable independence standards.

Succession Planning

The Board regularly reviews short- and long-term succession plans for the CEO and other senior leadership positions. In assessing future possible CEOs, the independent directors identify the skills, experience and attributes they believe are required to be an effective CEO in light of the Company's business strategies, opportunities and challenges. The Board also ensures that directors have substantial opportunities over the course of time to engage with possible succession candidates.

The Board also considers its own composition and succession plans. The Nominating and Governance Committee of our Board has been delegated the responsibility of initially identifying and evaluating candidates for Board membership and for making recommendations to the Board of the director nominees for each annual meeting of shareholders. The Nominating and Governance Committee is responsible for establishing criteria for nominees, screening candidates (in consultation with the CEO), and upon review and feedback from the remaining directors, making a recommendation for final approval of candidates for the full Board. The decision to name a new director is made by the full Board.

Candidates are selected for their character, judgment, business experience and specific areas of expertise, among other relevant considerations, such as the requirements of applicable law and listing standards. The report of the Nominating and Governance Committee on page 12 describes the process and considerations for the new director who joined the Board during 2019.

The Board recognizes the importance of soliciting new candidates for Board membership and that the needs of the Board, in terms of the relative experience and other qualifications of candidates, may change over time. Candidates for membership on the Board may be suggested by any director or shareholder, and the Board may retain professional search firms to identify suitable candidates. Shareholders may nominate candidates for directors by following the procedures described below under "Shareholder Nominations."

Shareholder Rights

Under our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, our shareholders have the right to call a special meeting of shareholders and to nominate director candidates to appear in our proxy. Holders of at least 20% of our common stock meeting certain "net long" holding requirements may require the Secretary to call a special meeting. Our Amended and Restated Bylaws allow shareholders to nominate candidates for director, as described below in the section "Shareholder Nominations." This includes a "proxy access" right. We have no supermajority voting requirements. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are available to shareholders at no charge upon request to the Secretary or on our website at *www.swn.com*.

Shareholder Nominations

Our Amended and Restated Bylaws permit shareholders to nominate directors for consideration at an annual meeting of shareholders. During the past year, no shareholder nominated a candidate for the Company's Board pursuant to these procedures discussed above or otherwise formally suggested a candidate to the Nominating and Governance Committee.

The chairman of the meeting may disregard any nomination of a candidate for director if it is not made in compliance with the procedures in our Amended and Restated Bylaws or other requirements under the Securities Exchange Act of 1934, as amended ("Exchange Act"). For more information on shareholder participation in the selection of director nominees, please refer to Section 2.4 of our Amended and Restated Bylaws, which can be found on our website at *www.swn.com* under "Corporate Governance."

It is the policy of the Nominating and Governance Committee to consider properly submitted shareholder nominations for directors as described above under "Succession Planning." In evaluating such nominations, the Nominating and Governance Committee seeks to address the criteria set forth above under "Election of Directors–Selection Criteria for Nominees for Directors."

Proxy Access Nominations

A shareholder, or a group of up to 20 shareholders (with funds having specified relationships constituting a single shareholder), owning 3% or more of the Company's outstanding common stock continuously for at least the preceding three years may nominate and include in the Company's proxy materials director candidates constituting up to 20% of the Board or two directors, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Amended and Restated Bylaws. Shares that have been loaned during any portion of the three-year holding period count as being owned as long as certain conditions for the recall of shares are met. This is in addition to the right of any shareholder to nominate director candidates outside the proxy access process.

To make a proxy access nomination, an eligible shareholder (as defined in our Amended and Restated Bylaws) generally must deliver a qualifying notice to the Secretary at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date that the Company first distributed its proxy statement to shareholders for the previous year's Annual Meeting of Shareholders and otherwise comply with all of the requirements of the Amended and Restated Bylaws. For the 2021 Annual Meeting, we must receive notice of the nomination for inclusion in the Company's proxy materials no earlier than November 10, 2020 and no later than December 10, 2020.

Other Nominations

Our Amended and Restated Bylaws also allow any shareholder to nominate a candidate for election to the Board without the nomination included in the Company's proxy materials by delivering written notice by mail to the Secretary at the principal executive offices of the Company generally not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting of Shareholders, assuming that meeting is held within 25 days of such anniversary. The notice must include information specified in the Amended and Restated Bylaws. For the 2021 Annual Meeting, assuming it is held within 25 days of May 19, 2021, we must receive notice of intention to nominate a director no earlier than January 19, 2021 and no later than February 18, 2021. If the meeting is not held within 25 days before or after the first anniversary of the preceding year's annual meeting, we must receive notice of a shareholder's intention to nominate a director (or to introduce an item of business) no later than the close of business on the tenth day following the day on which we send notice of the annual meeting or otherwise publicly disclose such date, whichever first occurs.

Shareholder Engagement

We actively engage our shareholders throughout the year. For example:

- Management representatives meet with investors in one-on-one meetings and at conferences, in addition to normal course email and telephonic communication
- Each winter, we reach out to our largest shareholders—accounting for more than 50% of our outstanding shares—to discuss matters of governance, policy, the environment and other concerns

- Before each annual meeting, we also discuss important matters with representatives of shareholders, often with directors on appropriate committees participating

The feedback from these meetings informs the decisions being made by the Board and its committees on compensation, Board composition, environmental policies and other important matters affecting the Company. Representatives of the Company interacted with current and prospective investors and bondholders throughout 2019, pursuant to its active shareholder engagement and outreach program.

Corporate Responsibility

Southwestern Energy Company is committed to providing the energy that powers our world, today and into the future. Creating Value+ is SWN's core goal, with a clear focus on continuous improvement, innovation, integrity and responsibility. We seek to create value for our shareholders while providing a safe and healthy workplace for our people, acting as good environmental stewards and being

respected members of the communities in which we operate. Discussed on page 3 are certain highlights of our commitments relating to air, water and safety. Our annual Corporate Responsibility Report provides additional insight into our operations, goals, strategy and performance. It is located at *www.swn.com/responsibility.*

Certain Transactions with Directors and Officers

The Board has adopted a written policy that governs the approval of transactions with related parties, including, among others, officers, directors and their immediate family members. The Related Party Transaction Policy applies to any potential related party transaction other than a transaction involving less than $5,000 or involving compensation by the Company of a related party who is a director or officer. Under the Company's related party transaction policy, directors and officers are required to bring any possible related party transaction to the attention of the Company's General Counsel. The Board has determined that the Audit Committee is best suited to review such transactions. At the first regularly scheduled Audit Committee meeting in each calendar year, executive leadership recommends transactions to be entered into by the Company for that calendar year with related parties, including the proposed aggregate value of such transactions, if applicable. After review, the Audit Committee approves or disapproves such transactions. At each subsequently scheduled meeting, executive leadership updates the Audit Committee as to any material change to those proposed transactions. In the event executive leadership recommends any additional

transactions subsequent to the first calendar year meeting, such transactions may be presented to the Audit Committee for approval or preliminarily entered into by executive leadership subject to ratification by the Audit Committee; and if the transaction is not so ratified, the transaction must be cancelled.

Pursuant to the policy, the Audit Committee has reviewed and established a standing pre-approval for each of the following types of transactions:

- Any employment by the Company of an executive officer of the Company or any of its subsidiaries if: the related compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K promulgated by the SEC regarding compensation disclosure requirements (generally applicable to "named executive officers") and is approved (or recommended to the Board for approval) by the Company's Compensation Committee; or the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company's proxy statement under Item 402 if the executive officer was a "named executive officer," and the Company's Compensation Committee approved (or recommended that the Board approve) such compensation;

- Any compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K;

- Any transaction with another company at which a related party's only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than ten percent of that company's equity, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total annual revenues;

- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related party's

only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the lesser of $1,000,000, or two percent of the charitable organization's total annual receipts;

- Any transaction where the related party's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis (e.g., dividends);

- Reimbursement or payment of expenses of a related party who is an officer or director pursuant to the Company's travel and business expense reimbursement policies;

- Transactions available to all employees generally; or

- Transactions in the ordinary course of business that do not exceed $120,000 in any fiscal year.

Certain Transactions

The Company employs our director Greg Kerley's son-in-law, James Durant, as a Senior Production Engineer. He received total compensation of less than $250,000 in fiscal year 2019. Mr. Durant was a full-time employee of the Company before his marriage to Mr. Kerley's daughter. The Company also employs our Chief Financial Officer's sister, Kate Bott, as Senior Marketing Analysis Manager. She received total compensation of less than $325,000 in fiscal year 2019. Ms. Bott was employed by the Company several years before the hiring of her brother, Julian Bott, and she does not report to Mr. Bott, directly or indirectly.

Compensation Risk Assessment

The Company believes that our compensation policies and practices appropriately balance near-term performance improvement with sustainable long-term value creation, consistent with our corporate philosophy, and that they do not encourage unnecessary or excessive risk taking. In addition to the Audit Committee's oversight role in evaluating enterprise risk issues, the Compensation Committee evaluates the design of all our compensation policies and practices, including our incentive plans, to assess whether they create appropriate incentives for employees to perform and to remain at the Company and to take appropriate risks and to discourage taking inappropriate risks.

Compensation for our employees generally is structured similarly to our executive compensation program: a base salary, performance-based annual bonus, post-employment benefit plans, and, for certain senior employees, equity incentive compensation in the form of stock options, restricted stock, restricted stock units payable in cash or common stock, and/or performance units payable in common stock or cash. The less senior the employee, the more that pay is weighted toward annual compensation, with non-salaried, hourly employees receiving solely wages and a comparatively smaller bonus. Performance-based annual bonus and long-term incentives have features paralleling those for our named executive officers and thus are designed to encourage intelligent risk-taking and risk mitigation. Business unit performance comprises a significant portion of the individual performance component. The formulaic component of the annual bonus is tied not only to operating metrics but also to health, safety and environmental factors. Our Compensation Committee oversees all long-term incentive awards and reviews them to assure they do not promote excess risk-taking. We believe our balanced use of short- and long-term incentives, mix of cash and equity incentives, metric diversification and alignment to our business strategy, capped payouts, and stock ownership guidelines promote responsible decision making, attract and retain good performers, and do not encourage unreasonable risk-taking related to the Company's business.

As a producer of natural gas, oil and related hydrocarbons, we acknowledge that there is a certain level of risk involved in all aspects of our activities, but our compensation is structured to encourage levels of risk taken by our employees that are appropriate and socially responsible, reflecting our commitment to conducting our operations in a safe, resource-efficient manner, protecting the environment and being a good corporate citizen of the communities in which we operate. Based on the Compensation Committee's review and assessment, the Company believes that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Communications with the Board of Directors

The Board provides a process for shareholders and other interested persons to send communications to the independent Chairman of the Board, the non-employee directors as a group or any of the other directors, including the entire Board. Shareholders and other interested persons may send written communications to the non-employee directors, the Chairman of the Board or any of the other directors to the attention of the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389-4954. The Secretary will review, sort and summarize the communications and forward them to the intended recipient(s) on a periodic basis, but no less frequently than every calendar quarter.

Director Compensation

Directors who are not also Southwestern Energy employees were compensated during 2019 for their service as a director. For 2019, each non-employee director received the following compensation:

- annual cash retainer of $75,000
- annual long-term incentive compensation with a value of $200,000
- additional annual compensation to the Chairman of the Board in the amount of $120,000, payable in cash or common stock at her election
- $20,000 for chairing the Audit Committee; $15,000 for chairing the Compensation Committee; and $10,000 for chairing the Health, Safety, Environment and Corporate Responsibility Committee or the Nominating and Governance Committee

We reimburse all directors for travel and other necessary business expenses incurred in the performance of their services for us and extend coverage to them under our directors' and officers' indemnity insurance policies. Directors are also eligible to participate in our gift matching program. The maximum gift total for a director participant in the gift matching program is $15,000 in any calendar year.

The total annual compensation (i.e., total cash compensation plus long-term incentive compensation) paid to each outside director is determined based on a peer review performed by Meridian, an independent compensation consultant that also advised the Board's Compensation Committee, to evaluate the competitiveness and reasonableness of our director compensation. The total compensation paid to each outside director in 2019 was below the median of our peer group as determined by Meridian.

The directors' long-term incentive compensation, granted once a year on the date of the annual meeting, took the form of restricted stock that vests in full on the earlier of (i) the first anniversary of the grant date and (ii) the date of the next annual meeting of shareholders, except that if a director age 65 or older with at least three years of service retires from the Board before that anniversary, the shares will vest on retirement. All of the restricted stock grants will immediately fully vest upon a "change in control" or the death or disability of a director or if the Board otherwise decides, and a prorated portion will vest if the director leaves the Board prior to the vesting date for any other reason. The Chairman of the Board's common stock awards are not subject to vesting conditions, and were made quarterly in arrears on January 1, April 1, July 1, and October 1, 2019.

Deferred Compensation Plan

The Company maintains a Nonemployee Director Deferred Compensation Plan, effective as of June 1, 2019 ("Directors Deferred Compensation Plan"), which enables nonemployee directors, at their election, to defer all or a portion of their annual fees, committee chair fees and/or annual equity awards until (i) the later of the seventh month following the director's separation from service or the January immediately following the calendar year in which the director incurs a separation from service (or the director's death or disability, if earlier), and will be paid in the form of a lump sum or annual installments of up to ten years at the director's election, or (ii) a fixed distribution date or a series of annual installment payments for a period of up to five years which will not begin until one full year has elapsed following the end of the plan year in which the deferral is made. Director fees are deferred into a cash account that remains subject to the claims of the Company's creditors and invested per the director's instructions into one or more investment funds. If deferred, the annual equity award is issued as a restricted stock unit and held in an account providing for the credit of one restricted stock unit for each share of restricted stock deferred. Restricted stock unit accounts will also be credited with dividend equivalents in the form of additional restricted stock units. Restricted stock units are subject to the same vesting terms that apply to restricted stock, as described above, and are payable in the form of one share of the Company's common stock for each restricted stock unit.

Total Director Compensation for Year Ended December 31, 2019

(a)	(b)	(c)	(d)	(e)
Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)(3)	All Other Compensation ($) (4)	Total ($)
John D. Gass	90,000	200,002	15,000	305,002
Catherine A. Kehr	85,000	320,000	–	405,000
Greg D. Kerley	75,000	200,002	15,000	290,002
Gary P. Luquette +	39,987	–	–	39,987
Jon A. Marshall	80,296	200,002	–	280,298
Patrick M. Prevost	85,591	200,002	–	285,593
Terry W. Rathert +	44,693	–	–	44,693
Anne Taylor	75,000	200,002	–	275,002
Denis J. Walsh, III*	33,542	183,334	–	216,876

+ Mr. Luquette and Mr. Rathert retired from the Board at the conclusion of the 2019 Annual Meeting.
* Mr. Walsh was appointed to the Board on June 20, 2019.
(1) Included in this column are an annual retainer fee and committee chairman fees, as applicable. Additional details regarding these payments can be found in the narrative above. Mr. Prevost elected to defer all of his annual retainer and committee fees under the Director Deferred Compensation Plan, effective June 1, 2019.
(2) Ms. Kehr receives her compensation for serving as the Chairman of the Board in the form of fully-vested shares of our common stock. In July 2019, each non-employee director received an annual restricted stock award that will vest on the earlier of (i) the first anniversary of the grant date or (ii) the date of the next annual meeting of shareholders, except that if a director age 65 or older with at least three years of service retires from the Board before that anniversary, the shares will vest on retirement. The restricted stock award for Mr. Walsh was granted when he joined the Board on June 20, 2019, prorated to exclude the period from the 2019 Annual Meeting to the date of his election, and includes the same vesting term as stated above for the annual awards to the other directors.
(3) The dollar amounts stated for all awards reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The grant date fair value for the common stock issued to Ms. Kehr on January 1, 2019, April 1, 2019, July 1, 2019, and October 1, 2019 was determined using the closing price of the Company's common stock on the NYSE of $3.41, $4.67, $3.06 and $1.89, respectively. The grant date fair value of the restricted stock issued to all directors on July 1, 2019 was determined by using the closing stock price of the Company's common stock on the NYSE of $3.06. Messrs. Gass, Prevost and Walsh, and Ms. Taylor elected to defer their annual equity awards into the Directors Deferred Compensation Plan.
(4) The amounts indicated in this column include amounts paid under the Company's charitable gift matching program. The charitable gift matches for Mr. Gass and Mr. Kerley, total $15,000 each. The charitable gift matches for all other participants (i.e., employees) in 2019 total $361,513.

The following table shows the number of option awards and unvested stock awards outstanding for each nonemployee Director as of December 31, 2019:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Deferred Restricted Stock Units that Have Not Vested (#) (1)	Number of Shares of Restricted Stock that Have Not Vested (#)
John D. Gass	28,817	65,360	–
Catherine A. Kehr	28,817	–	65,360
Greg D. Kerley	28,817	–	65,360
Gary P. Luquette	–	–	–
Jon A. Marshall	–	–	65,360
Patrick M. Prevost	–	65,360	–
Terry W. Rathert	24,135	–	–
Anne Taylor	–	65,360	–
Denis J. Walsh, III	–	59,913	–

(1) Represents RSUs received on account of grants that otherwise would have been received as restricted stock (see page 29, "Deferred Compensation Plan")

Stock Ownership Information

Share Ownership of Officers and Directors

The following table sets forth information as of March 20, 2020, with respect to the beneficial ownership of the Company's common stock by each executive officer named in the Summary Compensation Table, whom we collectively refer to as our named executive officers, or NEOs, by each director and nominee, and by all executive officers, directors and nominees as a group.

	Amount and Nature of Beneficial Ownership					
Name of Beneficial Owner	Shares Owned Directly	Shares Owned 401(k)	Restricted Stock Outstanding (Voting Power)	Options Exercisable	Total Number of Shares of Common Stock	Percent of Class
Named Executive Officers:						
William J. Way	1,026,608	–	43,348	936,415	**2,006,371**	*
Julian M. Bott	130,192	–	–	–	**130,192**	*
Clay A. Carrell	134,646	–	–	–	**134,646**	*
J. David Cecil	154,587	–	64,103	188,087	**406,777**	*
John C. Ale	201,769	–	11,230	281,210	**494,209**	*
Directors:						
John D. Gass	108,810	–	–	28,817	**137,627**	*
Catherine A. Kehr	245,829	–	65,360	28,817	**340,006**	*
Greg D. Kerley	479,448	–	65,360	28,817	**573,625**	*
Gary P. Luquette	74,178	–	–	–	**74,178**	*
Jon A. Marshall	77,907	–	65,360	–	**143,267**	*
Patrick M. Prevost	74,178	–	–	–	**74,178**	*
Terry W. Rathert	123,613	–	–	24,135	**147,748**	*
Anne Taylor	25,199	–	–	–	**25,199**	*
Denis J. Walsh, III	–	–	–	–	**–**	*
All directors and executive officers as a group (1)(2)	**2,953,195**	**3,639**	**325,290**	**1,677,051**	**4,959,175**	**0.87%**

* Less than one percent of class.
(1) All directors and executive officers as a group, 17 persons, including SVP – Administration, VP – Marketing & Transportation, and VP and Controller.
(2) The table above does not include outstanding Restricted Stock Units for each NEO as set out below:

William J. Way	2,853,805
Julian M. Bott	1,063,650
Clayton A. Carrell	1,361,470
James D. Cecil	1,170,018
John C. Ale	753,075

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2019, concerning outstanding awards under all of the Company's equity compensation plans, all of which have been approved by shareholders, the weighted average exercise price of the outstanding options and the number of shares available for future issuance under the plans:

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Shares Remaining Available for Future Issuance (2)
Equity compensation plans approved by shareholders (3)	24,098,569	$15.26	31,276,052

(1) Includes 4,634,624 stock options and 5,452,769 performance units at target, and 14,011,176 restricted stock units outstanding as of December 31, 2019. Performance Units and Restricted Stock Units granted in 2018 and 2019 may be settled in cash if the Company does not have a sufficient number of shares available to be delivered under the amended 2013 Plan.

(2) Reflects the number of shares of our common stock available for issuance under the 2013 Plan, giving effect to the fungible share ratio and assuming that target performance is achieved with respect to outstanding Performance Units.

(3) Consists of the Southwestern Energy Company 2004 Incentive Plan and the amended Southwestern Energy Company 2013 Incentive Plan (the "2013 Plan"). Shares remaining available for issuance may be issued only under the 2013 Plan, which permits grants of awards in the form of stock options, shares of restricted stock, performance units and restricted stock units, as well as other forms of incentive awards.

Security Ownership of Principal Shareholders

The following persons were known by the Company to own beneficially more than 5% of the Company's common stock as of March 20, 2020.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	83,956,854 (1)	15.50%
Common Stock	FMR LLC 245 Summer Street Boston, MA 02210	81,194,538 (2)	14.99%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	76,301,673 (3)	14.09%
Common Stock	State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	57,382,476 (4)	10.61%
Common Stock	Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	36,107,310 (5)	6.67%

(1) Based on the 13G/A filed on February 4, 2020, with the SEC with respect to Company securities held as of December 31, 2019, BlackRock, Inc. had sole power to vote or to direct the vote of 82,620,188 shares, and sole power to dispose or to direct the disposition of 83,956,854 shares.

(2) Based on the 13G/A filed on February 7, 2020, with the SEC with respect to Company securities held as of December 31, 2019, FMR LLC had sole power to vote or to direct the vote of 5,835,811 shares, and sole power to dispose or to direct the disposition of 81,194,538 shares.

(3) Based on the 13G/A filed on February 11, 2020, with the SEC with respect to Company securities held as of December 31, 2019, The Vanguard Group had sole power to vote or direct to vote 515,054 shares, shared power to vote or direct to vote 84,001 shares, sole power to dispose of or to direct the disposition of 75,764,347 shares, and shared power to dispose or to direct the disposition of 537,326 shares.

(4) Based on the 13G/A filed on March 10, 2020, with the SEC with respect to Company securities held as of February 29, 2020, State Street Corporation had shared power to vote or to direct the vote of 54,944,998 shares, and shared power to dispose or to direct the disposition of 57,382,476 shares.

(5) Based on the 13G/A filed on February 12, 2020, with the SEC with respect to Company securities held as of December 31, 2019, Dimensional Fund Advisors LP had sole power to vote or direct to vote 35,760,831 shares, and sole power to dispose of or to direct the disposition of 36,107,310 shares.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for directors and executive officers. Each director must own common stock with a market value equal to five times the annual cash retainer that was in effect on December 6, 2013 (the date the stock ownership guidelines were last amended) or the date the director joined the Board, whichever date is later. This ownership threshold must be met within five years of December 6, 2013 or five years of the date the director joined the Board, whichever date is later. Until such time as the director reaches his or her share ownership requirement, the director will be required to hold 50% of the shares of common stock received in the form of restricted stock and upon exercise of stock options (net of any shares utilized to pay for the exercise price of the option). Once achieved, the required ownership threshold must be maintained as long as the director retains his or her seat on the Board.

Stock that counts toward satisfaction of these guidelines includes common stock purchased on the open market, stock obtained through stock option exercises, restricted stock, and stock beneficially owned in a trust, by a spouse and/or minor children. In instances where these stock ownership guidelines would place a severe hardship on a director, the Board will make the final decision as to developing an alternative stock ownership guideline for a director that reflects the intention of these guidelines and his or her personal circumstances. As of December 31, 2019, directors in office for more than twelve months held common stock in excess of the levels required in the guidelines.

Guidelines for the ownership requirements for executive officers are discussed on page 47 in the Compensation Discussion and Analysis section of this proxy statement.

Proposal No. 2: Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers

We are asking our shareholders to approve, on a non-binding and advisory basis, the compensation paid to our named executive officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A") and the Executive Compensation section of this proxy statement. This proposal and the discussion that follows relate to 2019 compensation and decisions, before the rise of COVID-19.

The Company believes that its executive compensation program, which emphasizes equity-based awards and performance-based cash incentives, is strongly aligned with the interests of its shareholders.

The CD&A, beginning on page 35 of this proxy statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2019 in more detail. Highlights of the program include the following:

- Salary constitutes no more than 9% of the target compensation package of our CEO, with the remainder generally being equity-based or otherwise contingent upon Company and individual performance.
- Our compensation programs include features that we believe mitigate risk without diminishing incentives, including:
  - maximum payout that limits annual incentive bonuses or performance units;
  - mix of cash, equity and performance-based incentives, balanced between annual and longer-term incentive opportunities; and
  - a significant stock ownership requirement.
- Annual incentive targets are designed to assure the Company is on a path toward long-term return for shareholders.
- Long-term incentive compensation ("LTI") is designed to align executive leadership's interests with those of our shareholders, to provide an incentive for achieving our long-term performance objectives, and constitutes the major component of at-risk compensation.
- Long-term incentive awards in 2019 included a metric based on return on average capital employed ("ROACE").
- Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team.

- None of the NEOs has a severance arrangement other than in the context of a change in control.
- Our compensation programs:
  - do not permit re-pricing of stock options without shareholder approval;
  - do not permit pledging or hedging of Company securities; and
  - permit recoupment of incentives in certain circumstances to encourage responsible and sustainable decision-making.

Our executive compensation program results in part from ongoing dialogue between representatives of our shareholders and the Company. We are asking shareholders to approve, on an advisory basis, the compensation of our NEOs, as described in this proxy statement, by voting in favor of the following resolution, which will be submitted for approval by shareholders at the 2020 Annual Meeting:

> "RESOLVED, that the shareholders of Southwestern Energy Company approve, on an advisory basis, the compensation of Southwestern's executive officers named in the Summary Compensation Table as disclosed, pursuant to the SEC's compensation disclosure rules, in the Compensation Discussion and Analysis, compensation tables and other narrative compensation disclosure in the proxy statement."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs. Unless the Board modifies its determination on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at our 2021 Annual Meeting.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** approval of the compensation of the Company's NEOs.



Compensation Discussion and Analysis

2019 Highlights

WE LISTENED TO SHAREHOLDERS REGARDING COMPENSATION AND RESPONDED BY ADDING A RETURN METRIC TO OUR 2019 EXECUTIVE COMPENSATION PROGRAM

1 WHO WE CONTACTED
Shareholders holding approximately 85% of outstanding shares*

2 WHO WE ENGAGED
Shareholders representing approximately 38% of shares accepted our invitation to talk*

3 HOW WE ENGAGED
Open-ended dialogue with shareholders to gain their feedback on any issues they may have with our pay programs

WHAT WE HEARD
- Preference for a return metric calculable based on GAAP financial statements
- Greater transparency into specific incentive objectives

WHAT WE DID
- Substituted return on average capital employed ("ROACE") for cash flow per debt-adjusted share as part of the 2019 long-term incentive program
- Included in the CD&A further explanation of our compensation process and the relative and absolute TSR performance objectives

* Based on publicly available data regarding share ownership as of December 31, 2019

SAY-ON-PAY RESULTS



2016	2017	2018	2019
93.85%	93.90%	69.21%	91.27%

In 2018, our "Say-on-Pay" proposal received 69.2% support, which was below the Company's historical support levels that averaged 92.3% in favor from 2013 to 2017. The Compensation Committee (the "Committee") responded by directing an expansion of our regular engagement with shareholders, and upon an evaluation of our business strategy and portfolio following the divestiture of our Fayetteville Shale assets in December 2018, we replaced the cash flow per debt adjusted share ("CFPDAS") metric with a return on average capital employed ("ROACE") metric for the 2019 long-term incentive ("LTI") awards. The 2019 "Say-on-Pay" proposal's receipt of 91.27% support was in line with the recent, historical average.

OUR COMPENSATION PHILOSOPHY IS LINKED TO OUR STRATEGY

We are committed to achieving sustainable free cash flow with a strong balance sheet, which, we believe, gives us the resiliency to withstand turbulent commodity price markets and to build long-term value for our shareholders. As part of this strategy, in 2019, we publicly committed to improving our drilling efficiency by decreasing well costs per foot and increasing average lateral lengths, to reducing the company's overall cost structure, and to establishing a sustainable debt leverage ratio. We delivered on those commitments, as well as other commitments important to our long-term strategy. Here are a few highlights of what we achieved in 2019:

2.3x
Net Debt/EBITDA Achieved

12.7Tcfe
Proved Reserves Increased by 7%

27%YoY
Decrease in Well Costs to $824 per lateral foot

$122MM
Reduction in Gross G&A and Interest Savings

91% OF OUR CEO'S 2019 COMPENSATION IS AT RISK

9% Base Salary

Provides a competitive fixed level of compensation. Compared against peer group and utilized to attract and retain

Key Features
Reviewed annually and subject to adjustments based on level of responsibility, experience, performance and market conditions

At-Risk
91%

11% Annual Cash Incentive

Rewards contributions of achievement against quantitative and qualitative annual targets and individual performance

70% Formulaic

30% Individual

**80% Long-Term Incentive Award
(Performance Units, Restricted Stock Units)**

Aligns compensation with shareholder experience. Motivates and rewards for achievement of long-term strategic Company objectives

50% Performance Units

50% Restricted Stock Units

OUR CEO'S COMPENSATION ALIGNS WITH THE SHAREHOLDER'S EXPERIENCE

Stock Price	12/31/18	$3.41	**29% LESS**
	12/31/19	$2.42	
CEO Target Pay vs. Realized Pay (2019)	Target	$9,956,335	**44% LESS**
	Realized	$5,544,821	
CEO Performance Units: Grant Value vs. Realized Value (2017 – 2019)	Target	$3,631,203	**100% LESS**
	Realized	$0	

In the chart above, "CEO Target Pay" refers to the target compensation opportunity offered to our CEO in 2019. CEO Target Pay includes base salary, the annual incentive target compensation opportunity and the grant date value of long-term incentive ("LTI") awards in 2019, as reported in the summary compensation tables ("SCT") in this proxy statement.

In the chart above, "Realized Pay" refers to the corresponding amounts earned, or on track to be earned, from the 2019 CEO Target Pay as of December 31, 2019. Realized Pay includes base salary, annual incentive compensation actually earned and the value of the LTI awards based on the Company's closing common stock price on December 31, 2019.

What We Do

✓ **Alignment with Shareholders.** Long-term incentive awards vest over periods of several years to reward sustained Company performance over time.

✓ **Share Ownership Guidelines.** Our named executive officers ("NEOs") must hold equity of a value equivalent to multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

✓ **Clawbacks.** If we restate our financial statements, other than as a result of changes to accounting rules or regulations, we may recover incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✓ **Double-Trigger Severance.** Cash severance in connection with a change in control is paid only if an actual or constructive termination of employment also occurs.

✓ **Annual Risk Assessments.** The Compensation Committee evaluates the influence of executive compensation on corporate risk.

✓ **Peer Group Comparison.** With the help of independent compensation consultants, we compare executive compensation against industry compensation practices.

✓ **At-will employment:** Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team. None of the NEOs has a severance arrangement other than in the context of a change in control.

✓ **Decisions by Independent Compensation Committee.** Executive compensation is determined by the Compensation Committee of the Board, which is comprised solely of independent directors and approved by the full Board (only independent directors in the case of CEO compensation).

✓ **Independent Compensation Consultant.** The Compensation Committee retains its own independent consultant to advise on compensation matters.

What We Do Not Do

✗ **No Tax Gross-Ups in Change in Control Agreements.** Our severance agreements apply only in the case of termination following a change in control and contain no tax gross-ups for NEOs.

✗ **No Automatic Base Salary Increases.** Our NEOs' base salaries are reviewed annually, and decisions are based on demonstrated individual performance, business conditions and external market data provided by our independent compensation consultants.

✗ **No Hedging and Pledging of Company Stock.** Our policies prohibit the pledging and hedging of our common stock by our executives and directors.

✗ **No Repricing of Stock Options.** We do not permit the repricing of stock options without shareholder approval.

Compensation Philosophy

Our key goal in designing our executive compensation programs is to incentivize decisions and behavior that build long-term shareholder value and to attract and retain the talent that can execute our strategy. The following principles help guide us in designing our pay programs toward this end:

- Reward performance that correlates to long-term shareholder value over time by shifting the vast majority of compensation to long-term incentives (LTI)
- Incentivize behaviors and performance that closely align with the Company's strategic objectives, short- and long-range business plans and tie to results

- Promote responsible risk taking in line with balance sheet and core value drivers
- Utilize financial and operational quantitative metrics that are transparent and easily understood
- Differentiate individual compensation based on current and prospective contributions and demonstrated leadership behaviors
- Reference competitive market compensation information to appropriately compensate executives based on experience, skills and performance

2019 Compensation Decisions

2019 Named Executive Officers

Executive	Title
William J. Way	President and Chief Executive Officer
Julian M. Bott	Executive Vice President and Chief Financial Officer
Clayton A. Carrell	Executive Vice President and Chief Operating Officer
J. David Cecil	Executive Vice President, Corporate Development
John C. Ale	Senior Vice President, General Counsel and Secretary

Mr. Way was appointed Chief Executive Officer in January 2016. Prior to that, he served as Chief Operating Officer since 2011, having also been appointed President in December 2014. Prior to joining the Company, he was Senior Vice President, Americas of BG Group plc with responsibility for E&P, Midstream and LNG operations in the United States, Trinidad and Tobago, Chile, Bolivia, Canada and Argentina since 2007.

Mr. Bott was appointed Executive Vice President and Chief Financial Officer in February 2018. Prior to that, he was Executive Vice President and Chief Financial Officer of SandRidge Energy, Inc. since 2015.

Mr. Carrell was appointed Executive Vice President and Chief Operating Officer in December 2017. Prior to joining the Company, he was Executive Vice President and Chief Operating Officer of EP Energy since 2012.

Mr. Cecil was appointed Executive Vice President Corporate Development in August 2017. Prior to joining the Company, he was Managing Director and Head of the North American E&P group of Lazard since 2012.

Mr. Ale was appointed Senior Vice President, General Counsel and Secretary in November 2013. Prior to that, he was Vice President and General Counsel of Occidental Petroleum Corporation since April 2012. Prior to that, he was a partner with Skadden, Arps, Slate, Meagher & Flom LLP since 2002.

Base salary makes up a small percentage of total compensation.

The Compensation Committee annually reviews CEO and other NEO salaries, along with those of all other senior officers. The Compensation Committee also may adjust salaries at the time of a promotion, other changes in responsibilities or a significant change in market conditions.

Differences in salary for each NEO reflect differences in individual responsibility, experience and competitive pay levels for similar positions in our peer group.

In 2019 the Compensation Committee decided to make only modest increases to the salaries of Messrs. Way and Bott to bring their salaries closer to market levels; Mr. Way received no increase in 2018, and Mr. Bott joined the Company in 2018. The Compensation Committee left the salaries of all other NEOs unchanged.

Name	2019 Base Salary	Percentage Change from 2018 Base Salary
William J. Way	$900,000	2%
Julian M. Bott	$546,000	3%
Clayton A. Carrell	$575,000	0%
J. David Cecil	$515,000	0%
John C. Ale	$456,100	0%

Annual cash incentive rewards short-term goals that are relevant to our long-term strategy.

2019 Annual Bonus Program: Strategic Goals

As noted above, the Company's long-term strategy focuses on building shareholder value and maintaining resiliency through free cash flow and a strong balance sheet. Our annual cash bonus program targets specific annual milestones set at the start of each year designed to place the Company on this path while maintaining our commitment to safety and the environment. The results of these milestones form the basis of 70% of the bonus calculation.

Near the end of 2018, the Company sold its assets in the Fayetteville Shale in Arkansas for approximately $1.865 billion (before adjustments) and assumption of various liabilities. This allowed the Company to reduce net debt, to return $200 million to shareholders through repurchases of Company shares in the open market, to reduce gross general and administrative and interest expense and to focus on our higher-return Appalachian assets, thus improving the Company's balance sheet, providing a return to our shareholders and creating value for the future.

In the 12 months before their sale, the Fayetteville Shale assets had been providing approximately $375 million of the Company's earnings before interest, taxes, depreciation and amortization, or EBITDA. A key corporate goal for 2019 was replacing the EBITDA sold. With this strategy in mind, the Compensation Committee adopted a 2019 bonus program with targets and ranges designed to promote this growth in EBITDA by rewarding increased discretionary cash flow, lower operating expenses and increased production levels, as well as safety and environmental performance. The table below summarizes how the Company performed.

Weighting Factors	2019 Performance Goals	Performance Multiplier	Total Results
 **30%** Discretionary Cash Flow	**Results $895** — Min $735, Target $846, Max $1,048	124.30%	**37%**
 **30%** Production (Bcfe)	**Results 778** — Min 735, Target 767, Max 795	139.30%	**42%**
 **30%** Operating Expense	**Results $1.14** — Min $1.21, Target $1.16, Max $1.04	116.70%	**35%**
 **10%** HSE Combined	**Results 0.56** TRIR[1] — Min 0.66, Target 0.58, Max 0.45	115.40%	**4%**
	**Results 0.50** TRER[2] — Min 0.55, Target 0.50, Max 0.39	100%	**3%**
	**Results 1.44** RVIR[3] — Min 0.57, Target 0.43, Max 0.30	0%	**0%**

121% Payout

* Discretionary cash flow is net cash provided by operating activities as taken from the Company's Consolidated Statement of Cash Flows less the sum of changes in operating assets and liabilities included in the Operating Activities Section of the Consolidated State of Cash Flows.

1 Total Recordable Injury Rate—This represents 21 incidents requiring first aid or more serious treatment, a company low but not at the aggressive target we set for ourselves.

2 Total Recordable Environmental Rate—This statistic includes almost any kind of spill or runoff. Of the 19 incidents in 2019, most involved sediment at operational sites. The Company incurred no environmental fines during 2019.

3 Recordable Vehicular Incident Rate—This represents 9 minor vehicle incidents involving $500 or more of damage. Most involved a single vehicle backing up, and none resulted in an injury.

Individual Compensation Considerations

For each NEO, the Compensation Committee also determined the size of the individual component of the annual cash incentive, which together with the formulaic component, comprises the total individual award levels. At target, the individual component would constitute 30% of each NEO's annual cash incentive. The bonus amounts that each NEO actually received reflect both the overall company results and each individual's contributions to the Company's strong operating and strategic performance in 2019. For 2019, the Compensation Committee assessed Mr. Way's individual

performance at target. In assessing Mr. Way's performance, the Compensation Committee considered Mr. Way's significant contribution to achieving, among other things, the following:

- Exceeded discretionary cash flow target by $49 million and production target by 11 Bcfe
- Reduced average well costs by 27% to $824 per lateral foot, below its announced goal of $875
- Realized an additional $122 million in gross G&A and interest reductions
- Decreased debt by repurchasing $62 million of outstanding long-term senior notes at a discount and retiring the remaining $52 million of senior notes due in 2020
- Realized year-end net debt/EBITDA was 2.3x
- Invested capital of $1.14 billion, 9% below prior year; delivered wells to sales above the high-end of guidance
- Grew condensate production grew by 38%
- Proved reserves increased to 12.7 Tcfe, including 32% liquids, and replaced 203% of 2019 production volumes
- Lowered Proved Developed Finding & Development costs by 24% to $0.53 per Mcfe
- Continued environmental stewardship with low methane emissions and another year of freshwater neutrality, bringing total gallons returned to the environment to 11 billion

2019 Annual Incentive Bonus Payout

The following table shows the annual incentive bonus, including the respective formulaic and individual components, for each NEO serving as of December 31, 2019:

Name	Base Salary	Target in $	Target (% of Salary)	Formulaic Component	Individual Component	Total
William J. Way	$900,000	$1,125,000	125%	$955,238	$344,762	$1,300,000
Julian M. Bott	$546,000	$546,000	100%	$461,049	$211,764	$672,800
Clayton A. Carrell	$575,000	$575,000	100%	$488,233	$244,950	$733,200
J. David Cecil	$515,000	$515,000	100%	$437,287	$185,400	$622,700
John C. Ale	$456,100	$364,880	80%	$309,820	$120,410	$430,000

Long-term incentives are aligned with our long-term strategy and the shareholder experience.
In early 2019, each NEO received a long-term incentive award package that consisted of the following:


Long-term Incentive Awards
50%
Time-based
Restricted Stock Units
Retention
Fixed number of units that vest over four years
50%
Performance-based
Performance Units
Performance / Growth
Relative Total Shareholder Return (50%) – conditional number of units payable based on the Company's TSR compared to peer companies
Absolute Total Shareholder Return (25%) – conditional number of units payable based on the Company's absolute TSR compared to a pre-set stock price target
Return on Average Capital Employed (25%) – conditional number of units payable based on return realized on average capital employed, as defined below

Restricted Stock Units

Each restricted stock unit ("RSU") is the equivalent of one share of common stock of the Company. Grants vest 25% on each of the first four anniversaries of the grant date, provided the recipient is still an employee of the Company, with exceptions for death, disability and retirement.

Performance Units

Each performance unit has three components: relative total shareholder return (50%), absolute total shareholder return (25%) and ROACE (25%).

- Relative TSR: Calculated for the Company and each performance peer company as the change in company stock price (adjusted for stock splits), credited with paid dividends, over the three-year performance period. The beginning and ending stock prices will reference the trailing average stock price over the twenty trading days immediately prior to the beginning and the end of the performance period. The following table describes the percentage of TSR performance share units that will be earned based on the Company's percentile ranking among the peer companies in TSR performance. Results falling between two levels are interpolated linearly using the two levels shown.



- Absolute TSR: Calculated over the entire three-year performance period based on the change in the Company's common stock price from the first day to the last day of the performance period, plus dividends paid over the entire performance period. Results falling between two levels are interpolated linearly using the two levels shown.



Return on average capital employed, or ROACE, is calculated as follows:

$$\text{ROACE} = \frac{\text{Discretionary Cash Flow}}{\text{Beginning Stock Price} \times \text{Beginning Shares Outstanding} + \text{Beginning Net Debt} + \text{Time-Weighted Average Adjustments}}$$

- “Discretionary Cash Flow” means average of net cash provided by operating activities from the Consolidated Statement of Cash Flows less “changes in assets and liabilities” included in the Operating Activities section of the Consolidated Statement of Cash Flows for the performance period.
- “Beginning Stock Price” means the twenty-day average common stock prices immediately prior to the first day of the performance period.
- “Beginning Shares Outstanding” means the diluted weighted average number of shares of common stock of the Company outstanding for the fourth quarter of the year prior to the beginning of the performance period.
- “Beginning Net Debt” means gross debt of the Company (net of cash and cash equivalents) outstanding on December 31 of the year prior to the beginning of the performance period.
- “Time-Weighted Average Adjustments” means the sum of (i) the product of the number of shares of common stock the Company issued during the performance period and the price of said shares and (ii) the amount of additional net debt incurred during the performance period, which sum shall then be reduced by (iii) the amount by which any net debt is reduced during the performance period and (iv) the product of the number of shares of common stock of the Company purchased by the Company during the performance period and the price of said shares, with each occurrence of the above in (i) – (iv) multiplied by a fraction in which the denominator equals the total number of quarters in the performance period (12) and the numerator equals the remaining number of quarters following each occurrence of the above in (i) – (iv) plus one. For example, if the Company issued 100,000,000 shares of common stock at $5.00 per share in the second quarter of the Performance Period, the Time-Weighted Average Adjustment for this event would be (100,000,000 * $5.00) * 11/12 = $458,333,333.33.

The award vests on the third anniversary of the grant date, provided the recipient is still an employee of the Company, with exceptions for pro rata vesting in the case of death, disability and retirement. The awards are denominated in common stock of the Company, with payout multiplier equivalent from 0 shares (no thresholds met) to 2 shares (all metrics achieve maximum levels), with 1 share if all metrics are at target. Using shares for the payout calculation means the value also rises and falls with stock price, further aligning the award with shareholders.

Payment

When a RSU or a Performance Unit vests as described above, the recipient is entitled to receive one share of common stock of the Company for each RSU and, depending on performance, zero to a maximum of two shares of common stock of the Company for each Performance Unit, or cash equal to the market value of that number of shares as of the vesting date, at the discretion of the Compensation Committee and depending on the availability of shares of common stock under the Company's 2013 Plan. This feature allows the Compensation Committee to consider market price, dilution and the Company's cash needs at the time.

2019 LTI Target Grant

Name	Target Amount	Restricted Stock Units	Performance Units
William J. Way	$6,750,000	$3,375,000	$3,375,000
Julian M. Bott	$2,500,000	$1,250,000	$1,250,000
Clayton A. Carrell	$3,200,000	$1,600,000	$1,600,000
J. David Cecil	$2,750,000	$1,375,000	$1,375,000
John C. Ale	$1,770,000	$885,000	$885,000

Calculating Target Values

Because stock price can vary substantially day-to-day, the Compensation Committee uses the average closing price over 20 trading days preceding a date shortly before the meeting at which it makes a grant in order to eliminate short-term aberrations in determining the size of grants denominated in stock. Because SEC rules require that the value of a grant be reported in the Summary Compensation Table and Grants of Plan-Based Awards Table as of the date of grant, the target value of the awards as determined above will differ from the amounts reported in the Summary Compensation Table and Grants of Plan-Based Awards Table below. For 2019, the Compensation Committee used a stock price of $4.20 for determining the value of LTI grants, based on the average closing price for the period January 18 through February 15 (the "planning price"). The closing price on the actual grant date was $4.34, 3.3% higher than the planning price, and the Monte Carlo valuation for the performance awards on the grant date was $5.53, 31.67% higher than the planning price.

Settlement of 2017-2019 Performance Units

In February 2017, the Compensation Committee granted executives (with the approval of the Board) performance units for the period from January 1, 2017 through December 31, 2019. Each performance unit entitled the recipient to receive zero to two shares of common stock of the Company depending on Relative TSR performance. For these performance units, relative TSR is determined as described above for the units granted in 2019. The value of the payment was determined by the attainment of certain minimum, target, and maximum performance objectives as described in the table below. Minimum level achievement would result in payment of 50% of target, and the maximum level of payout would result in 200% of target. Performance below the threshold level would result in no payment, and in the event that TSR is negative for the performance period, the payment per unit will not exceed 100% of target.

Metric	Weighting Factors	Minimum	Target	Maximum	2019 Results	2019 Target Results	Value on Unit Basis
Relative TSR (Percentile)	100%	25%	60%	75%	23%	Below Threshold	0
Result							0%

Based on the information set out in the table above, in February 2020 the Compensation Committee concluded that the threshold for payout had not been met and so awarded $0 for each 2017 – 2019 performance unit.

Name	Number of Performance Units	Value on Grant Date (1)	2017 – 2019 Performance Unit Payout	Realized Value on 12/31/2019 (2)	% of Grant Date Value
William J. Way	346,780	$3,631,203	0	$0	0
Julian M. Bott (3)	–	–	0	$0	0
Clayton A. Carrell (3)	–	–	0	$0	0
J. David Cecil (3)	–	–	0	$0	0
John C. Ale	89,840	$940,733	0	$0	0

(1) The closing common stock price on February 21, 2017, was $8.59.
(2) The closing common stock price on December 31, 2019 was $2.42.
(3) Messrs. Bott, Cecil and Carrell were not employees on February 21, 2017, the date on which performance units were granted for the 2017-2019 performance period.

Settlement of 2018 and 2019 Restricted Stock Units

In 2018 and 2019, the Compensation Committee granted to NEOs RSUs that vested ratably over four years with the ability of the Compensation Committee to settle the RSUs in stock or in cash at the time of vesting. For those RSUs that vested in February 2020, the Compensation Committee elected to settle all of the RSUs for the NEOs in stock, as illustrated in the below table:

Name	Settlement Method	Restricted Stock Units Vesting (#)	Restricted Stock Unit Value on Vest Date($)
William J. Way	Common Stock	394,705	$535,215
Julian M. Bott	Common Stock	149,528	$202,571
Clayton A. Carrell	Common Stock	191,395	$259,290
J. David Cecil	Common Stock	164,480	$222,827
John C. Ale	Common Stock	105,868	$143,423

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee consists entirely of independent directors and oversees SWN's compensation and incentive plans and programs, acts as the administrator for the 2013 Plan, and reviews and recommends to the Board all compensation for officers within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934. The Board, taking into account the recommendation of the Compensation Committee, sets the compensation of all senior executives, with only independent directors acting in the case of the CEO's compensation.

Each year, the Compensation Committee conducts an evaluation of SWN's compensation program to determine if any changes would be appropriate. In making these determinations, the Compensation Committee consults with its independent compensation consultant, shareholders and executive leadership, as discussed below. However, the Compensation Committee uses its own judgment in making final decisions regarding the compensation paid to our executive officers.

Role of the CEO

At the Compensation Committee's request, the CEO provides an assessment of the individual performance and appropriate compensation of the other executive officers based on each executive officer's performance and contributions. The CEO does not provide recommendations or participate in the Committee's deliberations on his own compensation.

Role of the Compensation Consultant

Since 2013, the Compensation Committee has engaged the services of Meridian, which the Committee considers to be an independent executive compensation consulting firm. Meridian is known for its expertise in the E&P industry, specializing in board-level executive pay consulting services. Meridian reports directly to the Compensation Committee, participates in Committee meetings, reviews Compensation Committee materials, and provides advice to the Compensation Committee upon request. Additionally, Meridian updates the Compensation Committee on trends and issues in executive pay, comments on the competitiveness and reasonableness of SWN's programs, and assists in the development and review of SWN's annual bonus and LTI programs, including commenting on performance measures and related goals.

Role of Peer Companies

The Compensation Committee utilizes a peer group to evaluate compensation for Company executives and also to compare the Company's performance for the purpose of calculating relative TSR.

Compensation Peer Group

The Compensation Committee references a group of E&P industry companies to evaluate compensation. Although market data from our compensation peer group provides an important tool for analysis and decision-making, this information is not a substitute for the Committee's sound business judgment. In addition to market data, the Committee considers other factors, such as an individual's personal contributions to SWN, previous experience, leadership qualities and skill sets. The Committee annually reviews the competitiveness of our executive officers' compensation and assesses the overall competitiveness of our compensation programs relative to the peer group, which includes E&P industry companies with comparable onshore operations. In 2019, the Committee generally sought to provide total direct compensation for our NEOs within a competitive range of our compensation peers. Individual compensation packages may vary based on individual experience, retention, performance and on the prevailing market conditions.

Performance Peer Group

The Compensation Committee uses a similar group of E&P industry companies to evaluate the Company's TSR. The performance peer group is similar to the compensation peer group, although performance peer companies generally emphasize natural gas production within a similar business strategy as the Company's strategy.

The Compensation Peer Group for 2019 and the Performance Peer Group for the 2019-2021 performance period are listed in the table below.



COMPENSATION

Cimarex Energy Co.
Concho Resources Inc.
Diamondback Energy, Inc.
Laredo Petroleum, Inc.
Marathon Oil Corporation
Noble Energy, Inc.
Parsley Energy, Inc.
PDC Energy, Inc.
Pioneer Natural Resources Company

Antero Resources Corporation
Cabot Oil & Gas Corporation
Chesapeake Energy Corporation
Continental Resources, Inc.
EQT Corporation
Range Resources Corporation
SM Energy Company
Whiting Petroleum Corporation
WPX Energy, Inc.

PERFORMANCE

Callon Petroleum Company
Carrizo Oil & Gas, Inc.
CNX Resources Corporation
Devon Energy Corporation
Gulfport Energy Corporation
Murphy Oil Corporation
Oasis Petroleum, Inc.

Practices and Policies Related to Compensation

Stock Ownership Guidelines

To support the Company's commitment to shareholder alignment, the Company has adopted guidelines that require NEO's to hold a multiple of their base salary in common stock or other stock-based instruments such as RSUs. The ownership multiples are as follows:

- Chief Executive Officer – six times base salary
- Executive Vice President – three times base salary
- Senior Vice President – two times base salary

The guidelines must be satisfied within three years after the date of hire, change in job title, or increase in salary, and during such period, an executive officer must hold at least one-half of the shares of the Company's common stock or stock-based instruments received through equity-based awards (net of taxes) from the Company until the officer meets his or her ownership requirement.

As of December 31, 2019, all NEOs were in compliance with the guidelines. For additional details on the common stock owned by our named executive officers, please refer to the Share Ownership of Officers and Directors table on page 31.

Anti-Hedging and Anti-Pledging Policies

All directors and employees, including our NEOs, their spouses and members of their households, are prohibited from hedging the economic risk of ownership of our common stock. Specifically, the prohibitions relate to short selling and buying or selling puts, calls or options and engaging in transactions involving our securities when in possession of material, non-public information or during certain designated "black-out" periods.

All directors and officers with the title of vice president or above, along with their spouses and members of their households, are prohibited from pledging shares of our common stock. We are not aware of any existing pledging arrangements by any of our directors or officers.

Policy for Recovery of Compensation (Clawback Policy)

The Company may require reimbursement from NEOs and other officers with the title of senior vice president or higher for any incentive awards if it is determined that such awards were based on financial results that became the subject of a material restatement (other than due to changes in accounting policy) or were payable due to fraud, negligence or intentional misconduct by such officer. In addition, bonuses, incentives or performance-based pay are subject to reimbursement, and the Board may cancel restricted stock awards and outstanding stock options and seek reimbursement of any gains realized on the exercise of stock options attributable to such awards.

Health, Welfare, Retirement and Other Benefits

We offer competitive health, welfare and retirement programs for our eligible employees. Our health and welfare programs include medical, pharmacy, dental, life insurance and disability. We also offer a limited charitable gift matching program. The life insurance and disability programs provide higher benefit amounts for our NEOs due to their higher base salaries. Our executives have disability coverage that applies if they are unable to perform in their occupation. In addition, disability benefits for our officers are capped at $16,000 per month for long-term disability and 70% of base pay for short-term disability.

We offer retirement programs that are intended to supplement our employees' social security benefits and personal savings. The programs include:

- the Southwestern Energy Company 401(k) Savings Plan ("401(k) Plan")
- a defined benefit plan ("Pension Plan")
- a supplemental retirement plan ("SERP")
- a non-qualified deferred compensation plan ("Non-Qualified Retirement Plan")

401(k)

The 401(k) Plan, which is available to all employees, including our NEOs, allows a participant to elect to contribute a percentage of his or her eligible compensation, generally salary and wages, to an investment trust. Employee contributions are matched by us 100% for the first 3% of the employee's eligible compensation and 50% for the next

3%, with such matching contributions vesting immediately. The 401(k) Plan provides a number of different investment options, including our common stock, for which a participant has sole discretion in determining the allocation of their and our contributions among the investment options.

Perquisites, Allowances and Other Benefits

The type and the value of perquisites for our NEOs are reviewed and approved by the Compensation Committee as part of its compensation decision-making. In 2019, the primary perquisites for our NEOs were the payment of a $7,380 annual car allowance, estate and financial planning expenses for each NEO up to $18,500 per year, the annual premium for an executive medical plan that covers all out-of-pocket expenses and an annual complete personal physical exam. We reimburse our NEOs for expenses incurred with

respect to estate and financial planning because we believe the utilization of experts will reduce the amount of time our executives will need to devote to those matters while also maximizing the net value of the compensation we provide.

In 2019, the Company terminated use of all Company-owned aircraft. No NEO or other member of executive leadership used our corporate aircraft for personal reasons during 2019.

Changes for 2020 Executive Compensation Program

Base Salary and Annual Bonus Targets

For 2020, the Compensation Committee decided for NEOs that there would be no increases in base salaries or changes to annual incentive targets.

Long-Term Incentive Program

In February 2020, the Compensation Committee, with the approval of the Board of Directors, approved grants of LTI awards to officers of the Company. For NEOs, target LTI values were reduced by 10% compared to the value of the LTI approved by the Compensation Committee in 2019.

In addition, the Compensation Committee made the following changes from the grants made in February 2019 as described above, keeping all other features the same:

- Absolute TSR removed as a component for performance units, with 50% to be based on relative TSR and 50% to be based on ROACE

- A mechanism that limits the realized value of an award resulting from an increase or decrease in stock price to 50% of the change in value from the date of grant to the date of vesting. For example, in the case of a single restricted stock unit settled in cash, if the stock price is $1.50 on the date of grant and $2.00 on the vesting date, the NEO would receive $1.75 in value. Conversely, if the stock price declined to $1.00 from $1.50, the NEO would receive $1.25 in value
- Performance Units will be settled in cash
- Restricted stock units may be settled in cash or stock, but never more than one share of stock per RSU

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2019, 2018 and 2017 fiscal years.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)(4)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
William J. Way President and Chief Executive Officer	2019	896,154	–	7,931,335	–	1,300,000	75,497	74,833	10,277,819
	2018	880,280	542,100	5,791,043	–	1,057,900	70,326	78,821	8,420,470
	2017	876,363	316,800	5,120,626	1,492,629	737,660	66,123	77,275	8,687,476
Julian M. Bott (1) Executive Vice President and Chief Financial Officer	2019	542,985	–	2,937,509	–	672,800	34,157	66,837	4,254,288
	2018	438,269	267,700	2,244,660	–	420,300	26,296	42,902	3,440,127
Clay A. Carrell (1) Executive Vice President and Chief Operating Officer	2019	575,000	–	3,760,075	–	733,200	36,570	65,098	5,169,943
	2018	575,000	266,575	2,873,111	–	551,425	34,500	53,594	4,354,205
J. David Cecil Executive Vice President- Corporate Development	2019	515,000	500,000	3,231,339	–	622,700	32,754	55,360	4,957,153
	2018	515,000	1,008,615	2,469,059	–	493,885	30,900	54,497	4,571,956
	2017	206,000	515,000	669,230	708,544	–	–	7,890	2,106,664
John C. Ale Senior Vice President, General Counsel and Secretary	2019	456,100	–	2,079,806	–	430,000	36,456	36,126	3,038,488
	2018	456,139	133,080	1,589,243	–	349,920	34,395	43,009	2,605,786
	2017	455,595	107,311	1,326,596	386,699	244,689	32,418	48,147	2,601,455

(1) Neither Mr. Bott nor Mr. Carrell was a named executive officer of the Company in 2017.

(2) The amount stated in this column for Mr. Cecil represents a sign-on bonus paid to him in 2019. Mr. Cecil's sign-on bonus was intended to replace short- and long-term bonus and incentives he gave up by leaving his former employer. For years prior to 2019, the individual performance portion of the annual incentive cash awards for all NEOs was disclosed in column (d); however, it is now being reported in column (g) as a combined total with the formulaic portion of the award.

(3) SEC rules require that the value of an LTI grant be reported in the Summary Compensation Table as of the date of grant, which, due to fluctuations in stock price, was higher in 2019 than the target value of the awards as determined by the Compensation Committee and as shown on page 44.

(4) The dollar value stated for the restricted stock units and performance units for 2019 reflects the number of units granted in 2019 multiplied by the grant date fair value, computed in accordance with FASB ASC Topic 718. The assumptions and data utilized in the calculation of these amounts for 2019 awards are set forth below:

Restricted Stock Units: The grant date fair value for the restricted stock units granted on February 26, 2019, represents the closing price of the Company's common stock on the NYSE of $4.34 per share multiplied by the number of units awarded.

Performance Units: The 2019 performance unit awards include a performance condition based on return on average capital employed and two market conditions, one based on absolute Total Shareholder Return (TSR) and the other on relative TSR as compared to a group of the Company's peers. The fair values of the two market conditions are calculated by Monte Carlo models on a quarterly basis. When calculated using the valuation detailed above and the closing price of the Company's common stock at the grant date, the grant date fair value per performance unit was determined to be $5.53. The grant date fair value for the performance units reflects the value assuming target level performance (or 100%). The table below provides the estimated value of the 2019-2021 performance units at the threshold, target and maximum levels based on the FASB ASC Topic 718 grant date value of $5.53 per unit:

Name	Performance Units (#)	Value at Threshold ($)	Value at Target (Reported in Column (e) Above) ($)	Value at Maximum ($)
William J. Way	803,580	2,221,899	4,443,797	8,887,595
Julian M. Bott	297,620	822,919	1,645,839	3,351,678
Clay A. Carrell	380,960	1,053,354	2,106,709	4,213,418
J. David Cecil	327,390	905,233	1,810,467	3,620,934
John C. Ale	210,720	582,641	1,165,282	2,330,564

Additional information regarding restricted stock unit and performance unit awards made for 2019 can be found below in the table entitled "Grants of Plan-Based Awards."

(5) The amounts stated in this column constitute the annual incentive cash awards made to each NEO under the annual incentive bonus program based on Company performance and the Compensation Committee's evaluation of each NEO's performance. Additional details about the annual incentive awards are provided under the heading "Compensation Discussion and Analysis — 2019 Named Executive Officer Compensation-Annual cash incentive rewards short-term goals that are relevant to our long-term strategy."

(6) The amounts stated in this column represent the aggregate increase in actuarial value for each NEO for the calendar year periods ending from December 31, 2017 through December 31, 2019 under both the Pension Plan and the SERP. As discussed in the "Pension Benefits" table below, executives do not earn or accrue above-market or preferential earnings on their accounts under the Non-Qualified Retirement Plan. The Pension Plan, the SERP and the Non-Qualified Retirement Plan are described in more detail below.

(7) The amounts stated in this column include Company matching funds for the 401(k) and Non-Qualified Retirement Plans, life insurance premiums, car allowance, financial and estate planning reimbursements, premiums paid for supplemental medical insurance and annual physicals, and relocation expenses.

All Other Compensation – 2019

Name	401(k) and Nonqualified Retirement Plans Matching Contributions ($)	Life Insurance Premiums ($)	Car Allowance ($)	Financial and Estate Planning Reimbursements ($)	Premiums for Supplemental Medical Insurance and Annual Physical ($)	Relocation Expenses ($)	Total ($)
William J. Way	40,327	2,970	7,380	15,000	9,156	–	74,833
Julian M. Bott	24,434	99	7,380	4,750	13,356	16,818	66,837
Clay A. Carrell	24,895	2,277	7,380	16,890	13,656	–	65,098
J. David Cecil	23,084	2,039	7,380	5,000	17,856	–	55,360
John C. Ale	13,450	1,808	7,380	4,332	9,156	–	36,126

Grants of Plan-Based Awards

This table reflects our annual cash incentive awards and long-term incentive awards issued in 2019.

(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)	(j)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Units (#)	Threshold (#)	Target (#)	Maximum (#)	(#)	($) (1)
William J. Way	2/26/19 (2)	–	–	–	–	401,790	803,580	1,607,160	–	4,443,797
	2/26/19 (3)	–	–	–	–	–	–	–	803,580	3,487,537
	– (4)	562,500	1,125,000	2,250,000	–	–	–	–	–	–
Julian M. Bott	2/26/19 (2)	–	–	–	–	148,810	297,620	595,240	–	1,645,839
	2/26/19 (3)	–	–	–	–	–	–	–	297,620	1,291,671
	– (4)	273,000	546,000	1,092,000	–	–	–	–	–	–
Clayton A. Carrell	2/26/19 (2)	–	–	–	–	190,480	380,960	761,920	–	2,106,709
	2/26/19 (3)	–	–	–	–	–	–	–	380,960	1,653,366
	– (4)	287,500	575,000	1,150,000	–	–	–	–	–	–
J. David Cecil	2/26/19 (2)	–	–	–	–	163,695	327,390	654,780	–	1,810,467
	2/26/19 (3)	–	–	–	–	–	–	–	327,390	1,420,873
	– (4)	257,500	515,000	1,030,000	–	–	–	–	–	–
John C. Ale	2/26/19 (2)	–	–		–	105,360	210,720	421,440	–	1,165,282
	2/26/19 (3)	–	–	–	–	–	–	–	210,720	914,525
	– (4)	182,440	364,880	729,760	–	–	–	–	–	–

(1) The dollar amounts stated for the restricted stock units and performance units reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The assumptions utilized in the calculation of these amounts are described under Footnote 4 of the Summary Compensation Table.

(2) The performance units were issued under the 2013 Plan. Each performance unit has a threshold (50%), target (100%), and maximum (200%) potential payout amount based on the attainment of certain performance objectives. The performance units awarded in 2019 will vest based on performance and continued service over a three-year period, and payout occurs in shares of common stock or cash at the end of the three-year period.

(3) The amount reflects the number of restricted stock units granted under the 2013 Plan. The restricted stock units vest over a period of four years from the date of grant, or immediately upon death, disability, normal retirement or a "change in control," and may be settled in cash or shares of common stock at the discretion of the Compensation Committee.

(4) Pursuant to the annual incentive bonus program, the Compensation Committee determined the annual target bonus level for each NEO for the 2019 fiscal year on February 26, 2019. The incentive bonus awards are paid annually based on the attainment of formulaic Company-wide performance measures and the individual performance of the NEO, and are calculated as a percentage amount of each NEO's annual salary. Amounts shown in columns (c), (d) and (e) include both the formulaic component and the individual performance component of the NEO's annual incentive award. The actual 2019 annual bonus payments are listed in column (g) of the Summary Compensation Table, and are discussed in further detail under the heading "Compensation Discussion and Analysis — 2019 Annual Incentive Bonus Payout."

Outstanding Equity Awards at Fiscal Year-End

The table reflects stock option, restricted stock, restricted stock unit and performance unit awards granted to our NEOs under our 2013 Plan that were outstanding as of December 31, 2019.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
William J. Way	12/5/2013	56,700	-	38.97	12/5/2020	-	-	-	
	5/6/2014	21,495	-	46.55	5/6/2021	-	-	-	-
	12/4/2014	81,500	-	30.59	12/4/2021	-	-	-	-
	12/4/2015	238,420	-	7.74	12/4/2022	-	-	-	-
	1/26/2016	155,280	-	8.60	1/26/2023	14,535 (3)	35,175	-	-
	2/21/2017	255,346	127,674 (4)	8.59	2/21/2024	86,695 (5)	209,802	346,780 (6)	419,604
	2/27/2018	-	-	-	-	581,430 (7)	1,407,061	775,240 (8)	1,876,081
	2/26/2019	-	-	-	-	803,580 (9)	1,944,664	803,580 (10)	1,944,664
Julian M. Bott	2/27/2018	-	-	-	-	225,368 (7)	545,391	300,490 (8)	727,186
	2/26/2019	-	-	-	-	297,620 (9)	720,240	297,620 (10)	720,240
Clayton A. Carrell	2/27/2018	-	-	-	-	288,465 (7)	698,085	384,620 (8)	930,780
	2/26/2019	-	-	-	-	380,960 (9)	921,923	380,960 (10)	921,923
James D. Cecil	8/3/2017	188,087	94,044 (11)	5.22	8/3/2024	64,103 (12)	155,129	-	-
	2/27/2018	-	-	-	-	247,898 (7)	599,913	330,530 (8)	799,883
	2/26/2019	-	-	-	-	327,390 (9)	792,284	327,390 (10)	792,284
John C. Ale	12/5/2013	23,780	-	38.97	12/5/2020	-	-	-	-
	12/4/2014	32,600	-	30.59	12/4/2021	-	-	-	-
	2/26/2015	30,230	-	26.35	2/26/2022	-	-	-	-
	12/4/2015	95,370	-	7.74	12/4/2022	-	-	-	-
	2/21/2017	66,153	33,077 (4)	8.59	2/21/2024	22,460 (5)	54,353	89,840 (6)	108,706
	2/27/2018	-	-	-	-	159,563 (7)	386,142	212,750 (8)	514,855
	2/26/2019	-	-	-	-	210,720 (9)	509,942	210,720 (10)	509,942

(1) The market value of the unvested shares of restricted stock and unvested restricted stock units was calculated using the NYSE closing common stock price on December 31, 2019 of $2.42 per share.

(2) The performance units in 2017 had a performance period of 2017 – 2020 and payout of 0% of target was approved by the Compensation Committee in February 2020 (see discussion above in "Settlement of Performance Units – 2017 – 2020 Performance Period). The number of performance units granted in 2017 that would have been earned based on actual results for the period commencing on the first day of the applicable performance period and ending on December 31, 2019 (rather than the end of the actual performance period) was below the threshold level of performance. Consequently, amounts shown for the 2017 awards are based on achievement at threshold performance under the performance unit awards. The number of performance units granted in 2018 and 2019 that would have been earned based on actual results for the period commencing on the first day of the applicable performance period and ending on December 31, 2019 (rather than the end of the actual performance period) was above threshold level but below target. Consequently, the amounts shown are based on achievement at target performance under the performance unit awards. The market value of all performance units shown in column (i) was calculated using the NYSE closing common stock price on December 31, 2019 of $2.42 per share.

(3) Restricted stock granted on January 26, 2016 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting date of January 26, 2020, or immediately upon death, disability, normal retirement or a "change in control."

(4) Stock options granted on February 21, 2017 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with remaining vesting date of February 21, 2020, or immediately upon death, disability, normal retirement or a "change in control."

(5) Restricted stock granted on February 21, 2017 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 21, 2020, and February 21, 2021, or immediately upon death, disability, normal retirement or a "change in control."

(6) Performance units granted on February 21, 2017 under the 2013 Plan vest at the rate of 33 1/3% per year, with a remaining time-vesting date of February 21, 2020, and total payout determined at the end of the three-year performance period.

(7) Restricted stock units granted on February 27, 2018 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 27, 2020, February 27, 2021, and February 27, 2022, or immediately upon death, disability, normal retirement or a "change in control."

(8) Performance units granted on February 27, 2018 under the 2013 Plan cliff vest at the end of three years and total payout is determined at the end of the three-year performance period.

(9) Restricted stock units granted on February 26, 2019 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 26, 2020, February 26, 2021, February 26, 2022, and February 26, 2023, or immediately upon death, disability, normal retirement or a "change in control."

(10) Performance units granted on February 26, 2019 under the 2013 Plan cliff vest at the end of three years and total payout is determined at the end of the three-year performance period.

(11) Stock options granted on August 3, 2017 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with remaining vesting date of August 3, 2020, or immediately upon death, disability, normal retirement or a "change in control."

(12) Restricted stock granted on August 3, 2017 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of August 3, 2020, and August 3, 2021, or immediately upon death, disability, normal retirement or a "change in control."

2019 Option Exercises, Performance Units Settled and Stock Vested

The table below contains information for the fiscal year ended December 31, 2019 concerning options exercised and the vesting of previously granted shares of restricted stock, restricted stock units and performance units for NEOs. The value of the restricted stock and performance units is based on the closing price of our common stock on the date of vesting.

Restricted Stock, Restricted Stock Units and Performance Units Vested and Settled – 2019 (1)

Name	Performance Awards		Cash Settled Restricted Stock Unit Awards		Restricted Stock Awards	
	Number of Shares Acquired on Settlement(#)	Value Realized on Settlement ($)	Number of Units Vesting (#)	Value Realized on Vesting ($) (2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
William J. Way	142,252	627,331	193,810	831,445	78,213	290,407
Julian M. Bott	-	-	75,122	322,273	-	-
Clayton A. Carrell	-	-	96,155	412,505	-	-
J. David Cecil	-	-	82,632	354,491	32,051	66,025
John C. Ale	33,182	146,333	53,187	228,172	73,974	21,735

(1) There were no options exercised in 2019.

(2) Reflects the aggregate dollar value realized upon vesting of restricted stock and performance units based upon the closing price of our common stock on the vesting date. In the event that the vesting date occurred on a weekend day or holiday, the value realized was determined by the closing price of our common stock on the prior business day closing.

Pension Benefits

All employees, including NEOs, are generally eligible to participate on the same basis in the Pension Plan. The purpose of the Pension Plan is to provide participants with benefits when they separate from employment through termination, retirement, death or disability. The Code limits both the amount of compensation that may be used for purposes of calculating a participant's benefit under our Pension Plan and the maximum annual benefit payable to a participant under the Pension Plan. For the 2019 plan year, (i) a participant's compensation in excess of $280,000 is disregarded for purposes of determining average compensation and (ii) the maximum annual Pension Plan benefit permitted under the Code was $225,000. Our Pension Plan provides benefits based on a "cash balance" plan design which provides benefits based upon a fixed percentage of an employee's annual compensation. Employees who were participants in the Pension Plan prior to January 1, 1998, which does not include any of our NEOs or executives, also are entitled to annual benefits payable upon retirement based upon years of service through December 31, 1997 and average compensation during the five years of highest pay in the last ten years of service before termination.

Under the cash balance provisions of our Pension Plan, each participant has, for recordkeeping purposes only, a hypothetical account to which credits are allocated annually based upon a percentage of the participant's base salary. The applicable percentage is equal to 6% plus an additional percentage for participants in the Pension Plan as of January 1, 1998. The additional percentage is based upon a participant's age and is designed to approximate any lost benefits due to the change to a cash balance plan. All employee balances in the cash balance account also earn a fixed rate of interest that is credited annually. The interest rate for a particular year is 6%. Interest is credited as long as the participant maintains a balance in the Pension Plan.

The Southwestern Energy Company Supplemental Retirement Plan (the "SERP") allows certain highly-compensated employees to continue to earn pension benefits for retirement once they reach the limits imposed by the Internal Revenue Service. Executives do not earn or accrue above-market or preferential earnings on their SERP accounts. The SERP provides benefits equal to the amount that would be payable under the Pension Plan in the absence of certain limitations of the Code, less the amount actually paid under the Pension Plan. In the event of a "change in control" as discussed below under "Severance and Other Change in Control Benefits," the benefits of a NEO under the SERP would be determined as if the participant had credit for three additional years of service. The credit of three additional years of service is designed to ensure that the pension benefits in the event of a change in control are consistent with the other change-in-control arrangements between the Company and the NEOs.

Employees are required to complete at least 1,000 hours of service per year and are vested in the Pension Plan and SERP after three years. At retirement or termination of employment, the present value accumulated benefit credited to a participant is payable to the participant in the form of a lump sum or in lifetime monthly payments.

Pension Benefits - 2019

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
William J. Way (2)	Southwestern Energy Company Pension Plan	8	156,637	–
	Southwestern Energy Company Supplemental Retirement Plan	8	261,803	–
	Southwestern Energy Company Non-Qualified Retirement Plan	8	19,194	
Julian M. Bott	Southwestern Energy Company Pension Plan	2	34,290	–
	Southwestern Energy Company Supplemental Retirement Plan	2	24,408	–
	Southwestern Energy Company Non-Qualified Retirement Plan	2	1,755	
Clayton A. Carrell	Southwestern Energy Company Pension Plan	2	34,290	–
	Southwestern Energy Company Supplemental Retirement Plan	2	33,937	–
	Southwestern Energy Company Non-Qualified Retirement Plan	2	2,843	
J. David Cecil	Southwestern Energy Company Pension Plan	2	34,290	–
	Southwestern Energy Company Supplemental Retirement Plan	2	27,454	–
	Southwestern Energy Company Non-Qualified Retirement Plan	2	1,910	
John C. Ale (3)	Southwestern Energy Company Pension Plan	6	112,379	–
	Southwestern Energy Company Supplemental Retirement Plan	6	69,944	–
	Southwestern Energy Company Non-Qualified Retirement Plan	6	5,639	

(1) The change in the actuarial present value of the NEOs accumulated benefit from the prior year is included in the Summary Compensation Table and is calculated using a discount rate of 3.70% and the Society of Actuaries RP-2012 Mortality Tables Report for healthy males and females projected generationally using scale MP-2019.

(2) Mr. Way is eligible for early retirement. Early retirement benefits from the qualified and nonqualified retirement plans payable as a single sum are $156,637, $261,803, and $19,194, respectively.

(3) Mr. Ale is eligible for retirement. Retirement benefits from the qualified and nonqualified retirement plans payable as a single sum are $112,379, $69,944 and $5,639, respectively.

Non-Qualified Deferred Compensation

Our NEOs and other highly compensated employees are also eligible to participate in a non-qualified deferred compensation supplemental retirement savings plan ("Non-Qualified Retirement Plan"), which allows any participant to defer income and receive a match on the same basis as the 401(k) Plan, subject to the same total cap as for all employees. In addition, participants can defer all or a portion of their annual incentive payments until termination of employment under the Non-Qualified Retirement Plan. Salary amounts that are deferred under the Non-Qualified Retirement Plan are not included under the Pension Plan or the SERP but a credit is given to the participant under the Non-Qualified Retirement Plan to address the loss in pension benefits.

The Non-Qualified Retirement Plan is not funded and participants are our general creditors. All amounts deferred in the Non-Qualified Retirement Plan increase or decrease based on the investment results of the executive's requested investment alternatives and executives do not earn or accrue above-market or preferential earnings on their accounts. Plan distributions after employment ends are paid out of our funds rather than from a dedicated investment portfolio.

The table below sets forth information regarding the contributions, earnings and withdrawals/distributions during 2019 and the balance at year-end 2019 under the Non-Qualified Retirement Plan for each of the NEOs.

Non-Qualified Deferred Compensation – 2019

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($) (3)
William J. Way	44,808	27,727	87,287	–	586,686
Julian M. Bott	16,288	11,834	4,582	–	43,961
Clayton A. Carrell	23,000	13,275	11,183	–	81,513
J. David Cecil	15,450	10,484	7,379	–	58,262
John C. Ale	13,683	8,714	34,818	–	174,266

(1) Represents the amounts that our NEOs elected to defer in 2019 under the Non-Qualified Retirement Plan. The amounts represent compensation earned by our NEOs in 2019, and therefore also are reported in the appropriate columns in the Summary Compensation Table above.
(2) Represents the amounts credited in 2019 as Company contributions to the accounts of our NEOs under the Non-Qualified Retirement Plan. These amounts are also reported in the Summary Compensation Table above in the "All Other Compensation" column.
(3) Represents the Non-Qualified Retirement Plan account balances at the end of 2019 for each of our NEOs. The total amounts previously reported as compensation for each NEO in previous years are as follows:

Name	Aggregate Amounts Previously Reported
William J. Way	$370,675
Julian M. Bott	$12,231
Clayton A. Carrell	$36,950
J. David Cecil	$26,700
John C. Ale	$65,980

Severance and Other Change in Control Benefits

We do not have employment agreements with any of the NEOs, but we have entered into a severance agreement with each officer that provides certain additional compensation if, within three years after a "change in control," his or her employment is involuntarily terminated other than for cause or if the executive voluntarily terminates employment for "good reason," as defined in the respective severance agreement.

The change in control severance payment is equal to the product of (x) 2.99 (for Messrs. Way, Bott, Carrell and Cecil) or 2.0 (for Mr. Ale) and (y) the sum of (i) the executive's base salary as of the executive's termination date plus (ii) the maximum bonus opportunity available to the executive under the annual incentive bonus program. In addition, each executive will be entitled to continued participation in certain health and welfare benefits from the date of the termination of employment until the earliest of (a) the expiration of three years, (b) death or (c) the date he or she is afforded a comparable benefit at comparable cost by a subsequent employer. Also, each executive will be credited with three additional years of service for pension benefit purposes upon a "change in control" and will continue to have coverage under our Officers' insurance policies for a period of up to four years.

Our long-term incentive plans and stock option agreements provide that all outstanding stock options become exercisable immediately upon a "change in control." The plans also provide that all performance units, restricted stock units and shares of restricted stock that have not previously vested or been cancelled or forfeited shall vest immediately upon a "change in control." Our annual incentive bonus program provides that upon a participant's termination of employment under certain conditions on or after a "change in control," all determined but unpaid incentive awards shall be paid immediately and any undetermined awards shall be determined and paid based on projected performance factors calculated in accordance with the program.

The following table sets forth the estimated current value of payments and benefits to each of our NEOs upon a change in control, involuntary or voluntary termination, involuntary termination following a change in control ("Change in Control Termination"), retirement, death or disability of our NEOs, assuming that the triggering events occurred on December 31, 2019. The amounts shown below do not include: (i) benefits earned during the term of our NEO's employment that are available to all salaried employees, such as accrued vacation, and (ii) benefits previously accrued under the SERP (without enhanced benefits due to termination), Nonqualified Retirement Plan and 401(k) Plan. For information on the accrued amounts payable under the SERP and under the Non-Qualified Retirement Plan, see above under "Pension Benefits" and "Non-Qualified Deferred Compensation." The actual amounts of payments and benefits that would be provided can only be determined at the time of a change in control and/or the NEO's separation from Southwestern Energy Company.

Name and Trigger	Severance or Multiple of Salary and Annual Incentive Bonus ($) (1)	Valuation of Equity and Performance Awards Vesting Acceleration Assuming Cash-Out ($) (2)(3)	Enhancement Value of Pension Benefits ($) (4)	Value of Health and Welfare Benefits Equivalent Payment ($)	Total Value ($)
William J. Way					
Change in Control	–	7,417,446	162,000	–	7,759,446
Change in Control Termination	10,543,500	7,417,446	162,000	83,134	18,206,080
Normal Retirement, Death or Disability	–	7,417,446	–	–	7,417,446
Julian M. Bott					
Change in Control	–	2,713,057	98,280	–	2,811,337
Change in Control Termination	5,443,620	2,713,057	98,280	73,367	8,328,324
Normal Retirement, Death or Disability	–	2,713,057	–	–	2,713,057
Clayton A. Carrell					
Change in Control	–	3,472,712	103,500	–	3,576,212
Change in Control Termination	5,732,750	3,472,712	103,500	107,866	9,416,828
Normal Retirement, Death or Disability	–	3,472,712	–	–	3,472,712
J. David Cecil					
Change in Control	–	3,139,493	92,700	–	3,232,193
Change in Control Termination	5,134,550	3,139,493	92,700	107,620	8,474,363
Normal Retirement, Death or Disability	–	3,139,493	–	–	3,139,493
John C. Ale					
Change in Control	–	1,975,238	82,098	–	2,057,336
Change in Control Termination	2,736,600	1,975,238	82,098	79,989	4,873,925
Normal Retirement, Death or Disability	–	1,975,238	–	–	1,975,238

(1) The change in control severance payment is equal to the sum of the prorated annual bonus at target, plus the product of (x) 2.99 (for Messrs. Way, Bott, Carrell and Cecil) or 2.0 (for Mr. Ale) and (y) the sum of (i) the executive's base salary as of the executive's termination date plus (ii) the maximum bonus opportunity available to the executive under the annual incentive bonus program.

(2) In the event of a change in control regardless of termination, the unvested portion of previously granted performance units will be accelerated and the vested performance units will be paid out at the greater of (i) target value or (ii) the projected payment value if the performance period has been completed. In the event of involuntary termination, death, disability or retirement, the unvested performance units will be paid on a vested or pro rata basis pursuant to the overall level of achievement under the original terms and conditions of the grants at the time that payment is due and required to be made under the Plan. The value of the performance units for all scenarios in this column is calculated by assuming the target number of units awarded and a $2.42 per share Company closing price on December 31, 2019.

(3) In the event of a change in control, change in control termination, normal retirement at age 65, death or disability, all unvested outstanding stock options, restricted stock units, and shares of restricted stock will become fully vested.
Stock Options. The values represent the excess of the value of the underlying shares of Company common stock on December 31, 2019, or $2.42 per share, over the exercise price for those option shares.
Restricted Stock Units. The values represent the value of the restricted stock for which vesting would have been accelerated, based on a $2.42 per share Company closing price on December 31, 2019.
Restricted Stock. The values represent the value of the restricted stock for which vesting would have been accelerated, based on a $2.42 per share Company closing price on December 31, 2019.

(4) Amounts show the enhancements, if any, provided for in the SERP for each NEO in connection with the various termination scenarios above to the present value of SERP benefit upon retirement.

CEO Pay Ratio

Like our executive compensation program, SWN's compensation philosophy is based on a pay for performance foundation and must be consistent and internally equitable to motivate our employees to perform in ways that enhance shareholder value. We are committed to providing a competitive offering to all employees and utilize internal and external data to annually set total direct compensation for our employees. The Compensation Committee reviewed a comparison of our CEO's annual total compensation in fiscal year 2019 to that of all other Company employees for the same period.

We determined the compensation of our median employee by: (i) calculating the annual total direct compensation for each of our employees by adding their actual W-2 earnings received in 2019, including actual annual bonus award paid in 2019, plus the grant date value of their 2018 LTI award, if applicable, (ii) ranking the annual total direct compensation of all employees except for the CEO from highest to lowest, and (iii) identifying the "Median Employee." Once the Median Employee was identified, we utilized the same process for calculating total compensation as we do our CEO under the Summary Compensation Table. We utilized the employee population as of December 31, 2019 for our analysis.

The annual total compensation for fiscal year 2019 for our CEO, calculated to include all elements reflected in the Summary Compensation Table was $10,277,819 and for the Median Employee was $135,138. The resulting ratio of our CEO's pay to the pay of our Median Employee for fiscal year 2019 is approximately 76 to 1.

Proposal No. 3: Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, or PwC, as the independent registered public accounting firm of the Company for 2020. PwC has been the independent registered public accounting firm of the Company since its selection, based upon recommendation of the Audit Committee, on June 20, 2002.

> ### Recommendation of the Board
>
> The Board recommends that the shareholders vote **"FOR"** the ratification of the reappointment of PwC.



Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent registered public accounting firm (the "independent auditors") to assure that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee.

The Audit Committee does not delegate to executive leadership its responsibilities to pre-approve services performed by the independent auditors.

Representatives of PwC will be present at the Annual Meeting and will have an opportunity to make a statement to shareholders if they so desire. The representatives will also be available to respond to questions from shareholders. There have been no disagreements with the independent registered public accounting firm on accounting and financial disclosure.

Relationship with Independent Registered Public Accounting Firm

The following table presents aggregate fees for professional audit services rendered by PwC for the audit of the Company's annual financial statements for each of the years ended December 31, 2019 and 2018, and fees billed for other services rendered by PwC during those years. The Audit Committee approved all non-audit services for 2019.

	2019	2018
Audit Fees (1)	$2,459,755	$2,724,590
Audit-Related Fees (2)	–	$174,000
Tax Fees (3)	$90,000	$31,160
All Other Fees (4)	$88,000	$1,600,000
Total	**$2,637,755**	**$4,529,750**

(1) The Audit Fees for the years ended December 31, 2019 and 2018 were for professional services rendered for the integrated audits of the Company's consolidated financial statements, reviews of the quarterly financial statements, subsidiary audits, consents and assistance with review of documents filed with the SEC.
(2) The Audit-Related Fees for the year ended December 31, 2018 were associated with our adoption of new accounting standards.
(3) Tax Fees for the years ended December 31, 2019 and 2018 were for services related to the review of federal and state tax returns, tax planning and consultation.
(4) An affiliate of PwC provided advisory services regarding human resources related matters in 2019 and the Company's efforts to reduce general and administrative costs in 2018.

Proposal No. 4: Shareholder Proposal Regarding Special Meetings

Kenneth Steiner of Great Neck, New York, through his representative John Chevedden, has notified the Company that he intends to present a proposal at the Annual Meeting. The proposal and the Board's statement in opposition to the proposal are set forth below. **Southwestern Energy Company is not responsible for the proposal or for the accuracy of the proponent's supporting statement. Your Board recommends that you vote "AGAINST" this proposal.**

Shareholder Proposal:

Proposal 4 – Make Shareholder Right to Call a Special Meeting More Accessible

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison. This proposal topic, sponsored by William Steiner, also won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes. Nuance Communications (NUAN) shareholders gave 94%-support to a 2018 shareholder proposal calling for 10% of shareholders to call a special meeting.

Making the right to call a special meeting more accessible to shareholders is showing increased support. For instance this proposal topic won 51%-support at O'Reilly Automotive, Inc. (ORLY) in 2019 – up from 41% the year before. The 51% support at O'Reilly Automotive would have been higher if more shareholders had access to independent proxy voting advice. Proxy voting advice is a neglected topic in the vast majority of business publications that shareholders rely on.

It is timely to improve the governance of Southwestern Energy since the price of our stock has plunged from $45 in 2014 to $1.95 in 2019.

Please vote yes:
Make Shareholder Right to Call a Special Meeting More Accessible - Proposal 4

The Board's Statement in Opposition to Proposal No. 4:

Your Board has carefully considered this proposal and believes that its adoption would not be in the best interests of the Company or its shareholders for the reasons that follow. Accordingly, your Board unanimously recommends that shareholders vote **"AGAINST"** this proposal.

Currently, a special meeting may be called by stockholders owning 25% of, or 20% "net long" interest in, our outstanding stock. Your Board sees no reason to significantly reduce this shareholder-approved threshold.

Special meetings are costly, time consuming and distracting. They should be undertaken only for truly extraordinary matters that a sizeable portion of stockholders do not believe can wait until the next annual meeting. Reducing this percentage risks that a small percentage of stockholders, focused on narrow and/or short-term interests, can disrupt Company operations and perhaps extract concessions in their self-interest. Moreover, this particular proposal does not take into account "short" positions, which reduce or eliminate the true economic interest of the proposing shareholder. Your Board continues to believe that the current levels strike the right balance between the legitimate interest of a significant component of our economic shareholder base in calling a meeting with the time, costs and distraction.

The proponent names five companies whose stockholders passed similar proposals. He fails to mention that three of these votes occurred many years ago, and of the two in the past three years, one previously had no right whatsoever for stockholders to call a meeting and the proposal at the other lowered the percentage to 15%, not to a mere 10% as proposed here. According to a report published by a leading law firm last year:

- In 2019 shareholders **rejected proposals** to lower an existing percentage required to call a special meeting that already was at 20%-25%—i.e., a situation comparable to ours—**at 80% of the S&P Composite 1500 companies** at which such a proposal was made.
- Only **13% of S&P 500 companies incorporated in Delaware set the percentage of shareholders required to call a special meeting below 20%**.

A low threshold is especially problematic given the concentration of the Company's shareholding and the lower value of shares it would allow to call a special meeting. According to their latest SEC filings, four funds each controlled more than 10% of our outstanding stock, and over a dozen combinations of just two or three control 10%, any of which could call a meeting. Using the closing price for the Company's common stock on March 31, 2020, the proposal would allow a shareholder or group holding less than $90 million of common stock to call a special meeting.

Such a low threshold is not the norm and does not reflect a proper balance of the competing concerns. Your Board has carefully considered this proposal and unanimously recommends that you vote **"AGAINST."**

Recommendation of the Board

For the above reasons, the Board does not believe that it is in the best interests of the Company or its shareholders to adopt this proposal and therefore unanimously recommends that shareholders vote **"AGAINST"** it.

Recommendation of the Board

The Board recommends that the shareholders vote **"AGAINST"** the shareholder proposal regarding special meetings



Questions and Answers about the Annual Meeting and Voting

Who is entitled to vote at the Annual Meeting?

Shareholders who own shares of common stock as of March 20, 2020, the Record Date, may vote at the Annual Meeting. There were 541,675,458 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the Annual Meeting. A complete list of the shareholders entitled to vote will be available for examination at the Annual Meeting and for at least 10 days prior to the meeting at our corporate offices located at 10000 Energy Drive, Spring, Texas 77389.

How may I attend the Annual Meeting?

You may vote your shares without attending by following the instructions regarding proxies, which appear on beginning on page 65. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m. Central Daylight Time on the date of the Annual Meeting. Attendance at the Annual Meeting is limited to shareholders, our employees, invited guests, and, in some cases, special representatives of shareholders whose proposals appear in our proxy statement. All shareholders as of the Record Date may attend the Annual Meeting but must present photo identification and proof of stock ownership. If you are a shareholder of record (your shares are held in your name), valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee), you must provide valid photo identification and current evidence of your ownership of shares, which you can obtain from your broker, bank or nominee. The use of cell phones, smartphones, recording and photographic equipment and computers is not permitted in the meeting room at the Annual Meeting.

Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/ annualmeeting*.

When were the enclosed solicitation materials first given to shareholders?

This proxy statement and the accompanying proxy are first being mailed, given or made available to shareholders, on or about April 9, 2020. We are also making our proxy materials available to our shareholders on the Internet. You may read, print and download our 2019 Annual Report to Shareholders and our proxy statement at *www.swn.com/annualmeeting* and *www.proxyvotenow.com/swn*. On an ongoing basis, shareholders may request to receive proxy materials in printed form by mail or electronically by email.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

Southwestern Energy Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, the Company may deliver a single copy of this proxy statement and the Annual Report to multiple shareholders who share the same address unless the Company has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of the Company's annual meetings, and reduces the Company's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of this proxy statement and the Annual Report to any shareholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of this proxy statement or the Annual Report, or separate copies of any future notice, proxy statement or annual report, shareholders may write or call the Company at the following:

Southwestern Energy Company
Attention: Secretary
10000 Energy Drive
Spring, Texas 77389
(832) 796-4700

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address and phone number above. Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What constitutes a quorum of shareholders?

We must have a quorum to conduct the meeting. A quorum is the presence at the Annual Meeting in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast as of the Record Date. Because there were 541,675,458 shares of common stock outstanding on March 20, 2020, the Record Date, the quorum for the Annual Meeting requires the presence at the meeting in person or by proxy of shareholders entitled to vote at least 270,837,730 shares. Broker non-votes, abstentions and withhold-authority votes COUNT for purposes of determining a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner represents the shares at the meeting but does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.

If I am the "beneficial owner" of shares that are held in "street name" by my broker, will my broker vote for me? How are broker non-votes treated?

Under the NYSE member rules, a member broker (that is, a member of the NYSE) that holds shares in street name for customers generally has the authority to vote on certain "routine" or "discretionary" proposals if it has transmitted proxy soliciting materials to the beneficial owner but has not received instructions from that owner. However, the NYSE precludes brokers from exercising their voting discretion on certain proposals without instructions from the beneficial owner, and the NYSE now expressly prohibits brokers holding in "street name" for their beneficial holder clients from voting in an election of directors and from voting on certain corporate governance matters without receiving specific instructions from those clients. Therefore, if you hold your shares in the name of a bank, broker or other holder of record, for your vote to be counted on Proposals No. 1, 2, 3 and 4 you will need to communicate your voting decisions to your bank, broker or other holder of record before May 18, 2020.

How will you treat abstentions?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved the matters addressed by Proposal No. 1, abstentions will have no effect on the vote, but because Proposals No. 2, 3 and 4 require approval of a majority of shares represented at the meeting, abstentions on these proposals will have the same effect as a vote "AGAINST."

How do I vote?

On or about April 9, 2020, we mailed a notice to shareholders containing instructions on how to access our proxy materials and vote online at *www.proxyvotenow.com/swn*. Because many of our shareholders are unable or choose not to attend the meeting in person and may have limited access to the Internet, we also send proxy cards and offer electronic and telephonic voting to all of our shareholders who hold their shares in their own names (that is, whose shares are not held by a broker in "street name") to enable them to direct the voting of their shares.

If you are the record holder of your shares, you may vote your shares (i) via the Internet, (ii) by telephone, or (iii) in person at the Annual Meeting by proxy. If your shares are held by your broker in "street name," your broker is required to provide you with instructions for voting your shares.

Internet Access: Record holders with internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Shareholders who hold shares beneficially in "street name" may vote by accessing the website specified on the voting instruction cards provided by their brokers, trustee or nominees. Please check the voting instruction card for internet voting availability.

By Telephone: Record holders may submit proxies by following the "Vote by Telephone" instructions on their proxy cards. Shareholders who hold shares beneficially in "street name" may vote by telephone by calling the number specified on the voting instruction card provided by their brokers, trustee or nominees. Please check the voting instruction card for telephonic voting availability.

What is the voting requirement to approve each of the proposals?

Proposal No. 1 - Election of Directors: Any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board. Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes will have no effect on the election of directors.

Proposal No. 2 - A Non-Binding Advisory Vote to the Compensation of our Named Executive Officers: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting, either in person or by proxy, is required to approve Proposal No. 2. Therefore, abstentions will have the same effect as a vote "AGAINST." Broker non-votes will have no effect on the results of this vote.

Proposal No. 3 - Ratification of Independent Registered Public Accounting Firm: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting, either in person or by proxy, on Proposal No. 3 is required to ratify the appointment of PwC as our

independent registered public accounting firm. Therefore, abstentions will have the same effect as a vote "AGAINST." Brokers generally have discretionary authority to vote on the ratification of our independent registered public accounting firm. Therefore, we do not expect any broker non-votes on this proposal. However, to the extent there are any broker non-votes, they will have no effect on the results of this vote.

Proposal No. 4 - Shareholder Proposal Regarding Special Meetings: The affirmative vote of holders of a majority of the shares properly represented at the meeting, either in person or by proxy, is required to approve the shareholder proposal. Therefore, abstentions will have the same effect as a vote "AGAINST." Broker non-votes will have no effect on the results of this vote. Because the shareholder proposal is phrased as a request for our Board to take such action, we will not be required to take the requested action if the proposal is approved; however, we will reevaluate the subject if the proposal is approved.

What is a proxy?

A proxy is a person you appoint to vote on your behalf. When you vote by completing and returning the enclosed proxy card, you will be designating William J. Way, John C. Ale, and Christopher W. Lacy as your proxies, with power of substitution. We solicit proxies so that as many shares

as possible of common stock may be voted at the Annual Meeting. You must complete and return the enclosed proxy card or vote by phone or Internet to have your shares voted by proxy as contemplated by this proxy statement.

How will my proxy vote my shares?

Your proxies will be voted in accordance with your instructions. If you complete and return your proxy card but do not provide instructions on how to vote, your proxies will vote "FOR" the eight director nominees, the proposal regarding a non-binding advisory vote on executive compensation, and the ratification of PwC as the Company's independent registered public accounting firm for 2020, and "AGAINST" the shareholder proposal regarding special meetings. Also, your proxy card or your vote via phone or internet will give your proxies authority to vote, using their best judgment, on any other business that properly comes before the meeting.

How do I vote by mail using my proxy card?

There are three steps:

Step 1
a. Proposal No. 1
Election of a Board of eight directors to serve until the next Annual Meeting or until their successors are duly elected and qualify.

To vote for a director, check the box marked "FOR" opposite the name of the director. To cast your vote against a director, mark the box "AGAINST" opposite the name of the director. If you do not wish to vote, mark the box "ABSTAIN."

b. Proposal No. 2, Proposal No. 3 and Proposal No. 4
To vote for a proposal, check the box marked "FOR." If you are opposed to a proposal, check the box, "AGAINST." If you do not wish to vote, mark the box "ABSTAIN."

Step 2
Sign and date your proxy card. IF YOU DO NOT SIGN AND DATE YOUR PROXY CARD, YOUR VOTES WILL NOT BE COUNTED. EACH PROPERLY EXECUTED PROXY WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, EACH SUCH PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD'S RECOMMENDATIONS AS SET FORTH IN THIS PROXY STATEMENT.

Step 3
Mail your proxy card in the pre-addressed, postage-paid envelope.

May I vote by proxy even if I plan to attend the Annual Meeting?

Yes. If you vote by proxy, you need to fill out a ballot at the Annual Meeting only if you want to change your vote.

How may I revoke my proxy after I have delivered it?

A proxy may be revoked at any time before it is voted by sending written notice of revocation to the Secretary of the Company, by delivering a later dated proxy (by one of the methods described above) or by voting in person at the meeting.

The Secretary may be contacted at the following address: Southwestern Energy Company, Attention: Secretary, 10000 Energy Drive, Spring, Texas 77389.

Who is soliciting my proxy, how is it being solicited, and who pays the costs?

The Company, on behalf of the Board, through its officers and employees, is soliciting proxies primarily by mail. However, proxies also may be solicited in person, by telephone or facsimile. Morrow Sodali LLC, a proxy solicitation firm, will be assisting us for a fee of approximately $12,000 plus out-of-pocket expenses. Southwestern Energy Company pays the cost of soliciting proxies and reimburses brokers and others for forwarding proxy materials to you.

When will the voting results be available?

The Company will announce preliminary voting results at the Annual Meeting. Voting results will also be disclosed on a current report on Form 8-K filed with the SEC within four business days after the Annual Meeting. Once filed, this Form 8-K will be available on the Company's and the SEC's websites.

Confidential Voting

The Company has a confidential voting policy to protect its shareholders' voting privacy. Under this policy, all proxies, ballots and other voting materials or compilations (collectively, "Voting Records") that identify specific holders of record or beneficially of any class of stock of the Company, entitled to vote at any annual or special meeting and the manner in which such holders voted shall be kept permanently confidential and shall not be disclosed to any entity or person, including the directors, officers, employees or shareholders of the Company except (i) to allow the tabulator of the vote to tabulate and certify the vote, (ii) to comply with federal or state law, including the order of any court, department or agency having jurisdiction over the Company, and to assert or defend claims for or against the Company, (iii) in connection with a contested proxy solicitation; (iv) in the event a shareholder has made a written comment on a proxy card or ballot, or (v) if a shareholder expressly requests disclosure of his or her vote. Proxy cards shall be returned in envelopes addressed to the tabulator of the vote. Notwithstanding the foregoing, the tabulator of the vote may report to the Company the aggregate number of shares voted with respect to any matter and whether (but not how) a shareholder has voted and shall report to the Company any written comments on any Voting Records, including the names and addresses of the shareholders making the comments. Any party receiving or tabulating the Voting Records and any person serving as an inspector of elections shall be given a copy of the policy and shall sign a statement acknowledging receipt of the policy and the obligation to comply with it. The policy does not operate to impair free and voluntary communication between the Company and its shareholders, including the disclosure by shareholders of the nature of their votes.

Requirements for Submitting Proxy Proposals and Transaction of Business at Annual Meeting

Transaction of Business at the Annual Meeting

Although the Notice of Annual Meeting of Shareholders calls for transaction of such other business as may properly come before the meeting, the Company's executive leadership has no knowledge of any matters to be presented for action by shareholders at the meeting other than as set forth in this proxy statement. The Company's bylaws set forth the requirements for shareholders to propose to bring matters before the meeting. A shareholder must timely submit a notice containing certain information about any proposal and the proposing shareholder. To be timely, such notice must be delivered to or mailed and received at the Company's principal executive offices not less than 90, nor more than 120, days prior to the first anniversary of the preceding year's annual meeting. If any other business should come before the meeting, the persons named in the proxy have discretionary authority to vote in accordance with their best judgment. A copy of the relevant bylaw provisions may be obtained on *www.sec.gov* or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Shareholder Proposals for the 2021 Annual Meeting

Shareholder proposals intended to be presented for possible inclusion in the Company's proxy materials for the 2021 Annual Meeting must be received by the Company at its principal offices not later than December 10, 2020. Any shareholder submitting a proposal intended to be brought before the 2021 Annual Meeting who has not sought inclusion of the proposal in the Company's proxy materials must provide written notice of such proposal to the Secretary of the Company at the Company's principal executive offices no later than the close of business on February 18, 2021, and no earlier than the opening of business on January 19, 2021. If, however, the 2021 Annual Meeting is called for a date that is not within 25 days before or after the anniversary of the 2020 Annual Meeting, written notice of any such proposal must be received no later than the close of business on the tenth day following the day on which notice of the Annual Meeting date was mailed or such public disclosure of the date of the 2021 Annual Meeting was made, whichever first occurs. The Company's bylaws require that notices of shareholder proposals contain certain information about any proposal and the proposing shareholder. A copy of the relevant bylaw provisions may be obtained on *www.sec.gov* or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Shareholder Director Nominations for the 2021 Annual Meeting

Eligible shareholders may nominate a candidate for election to the Board for inclusion in the Company's proxy materials in accordance with the "proxy access" provisions of our Amended and Restated Bylaws. The Company's Amended and Restated Bylaws require that notice be provided in writing to the Secretary of the Company (at the same address noted above) no later than the close of business on December 10, 2020, and no earlier than the opening of business on November 10, 2020. For more information regarding the "proxy access" provisions of our Amended and Restated Bylaws, see page 25.

The Company's Amended and Restated Bylaws also provide that any shareholder may nominate a candidate for election to the Board, which nomination is not submitted for inclusion in the Company's proxy materials. Assuming that the Annual Meeting is held within 25 days of May 19, 2021, the Company's Bylaws require that notice be provided in writing to the Secretary of the Company (at the same address noted above) no later than the close of business on February 18, 2021, and no earlier than the opening of business on January 19, 2021. For additional information, see page 25 "Corporate Governance – Shareholder Nominations – Other Nominations" for a discussion of the delivery requirements if the Company's 2021 Annual Meeting is held outside the above window.

Dated: April 9, 2020

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Southwestern Energy®

10000 Energy Drive
Spring TX 77389-4954
832.796.4700